Filed Pursuant to Rule 424(b)(2)
Registration No. 333-145657
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 9, 2007)

2,800,000 Common Units

Calumet Specialty Products Partners, L.P.

Representing Limited Partner Interests

Calumet Specialty Products Partners, L.P. is offering 2,800,000 common units representing limited partner interests.

The common units are traded on the NASDAQ Global Market under the symbol “CLMT.” The last reported sale price of the common units on November 14, 2007 was $36.98 per common unit.

See “Risk Factors” on S-16 of this prospectus supplement and page 4 of the accompanying prospectus to read about factors you should consider before buying the common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Initial price to public	$36.9800	$103,544,000
Underwriting discount	$1.5717	$4,400,760
Proceeds, before expenses, to Calumet Specialty Products Partners, L.P.	$35.4083	$99,143,240

To the extent that the underwriters sell more than 2,800,000 common units, the underwriters have the option to purchase up to an additional 420,000 common units from Calumet Specialty Products Partners, L.P. at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the common units against payment in New York, New York on November 20, 2007.

Goldman, Sachs & Co.	Merrill Lynch & Co.
Deutsche Bank Securities

Prospectus Supplement dated November 14, 2007.

Prospectus Supplement

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the common units. If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus or any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. Unless we indicate otherwise, the information presented in this prospectus assumes that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page S-16 of this prospectus supplement and page 4 of the accompanying prospectus for more information about important risks that you should consider carefully before buying our common units. References in this prospectus supplement or the accompanying prospectus to “Calumet,” “the Partnership,” “we,” “our,” “us” or like terms when used in the present tense, prospectively or for historical periods since January 31, 2006, refer to Calumet Specialty Products Partners, L.P. and its subsidiaries. References to “Calumet Predecessor,” or to “we,” “our,” “us” or like terms for historical periods prior to January 31, 2006, refer to Calumet Lubricants Co., Limited Partnership and its subsidiaries, which were substantially contributed to us at the closing of our initial public offering on January 31, 2006. The results of operations for the year ended December 31, 2006 and the nine months ended September 30, 2006 for Calumet include the results of operations of Calumet Predecessor for the period of January 1, 2006 through January 31, 2006. References in this prospectus or the accompanying prospectus to “our general partner” refer to Calumet GP, LLC.

Calumet Specialty Products Partners, L.P.

We are a leading independent producer of high-quality, specialty hydrocarbon products in North America. Our business is organized into two segments: specialty products and fuel products. In our specialty products segment, we process crude oil into a wide variety of customized lubricating oils, solvents and waxes. Our specialty products are sold to domestic and international customers who purchase them primarily as raw material components for basic industrial, consumer and automotive goods. In our fuel products segment, we process crude oil into a variety of fuel and fuel-related products including unleaded gasoline, diesel and jet fuel. In connection with our production of specialty products and fuel products, we also produce asphalt and a limited number of other by-products. For the year ended December 31, 2006 and the nine months ended September 30, 2007, approximately 75.1% and 67.2%, respectively, of our gross profit was generated from our specialty products segment and approximately 24.9% and 32.8%, respectively, of our gross profit was generated from our fuel products segment.

On October 19, 2007, we entered into a definitive purchase and sale agreement to purchase 100% of the partnership interests of Penreco, a Texas general partnership (“Penreco”), for approximately $267 million, including a purchase price adjustment currently estimated to be approximately $27 million, subject to regulatory approval and customary closing conditions. For further discussion, please read “— Recent Developments — Penreco Acquisition” and “Penreco Acquisition.”

Our operating assets consist of our:

•	Princeton Refinery. Our Princeton refinery, with an aggregate crude oil throughput capacity of approximately 10,000 barrels per day (“bpd”) and located in northwest Louisiana, produces specialty lubricating oils, including process oils, base oils, transformer oils and refrigeration oils that are used in a variety of industrial and automotive applications.

•	Cotton Valley Refinery. Our Cotton Valley refinery, with an aggregate crude oil throughput capacity of approximately 13,500 bpd and located in northwest Louisiana, produces specialty solvents that are used principally in the manufacture of paints, cleaners and automotive products.

•	Shreveport Refinery. Our Shreveport refinery, with an aggregate current crude oil throughput capacity of approximately 42,000 bpd and located in northwest Louisiana, produces specialty lubricating oils and waxes, as well as fuel products such as gasoline, diesel fuel and jet fuel. In the second quarter of 2006, we began processing 5,000 bpd of sour crude oil utilizing existing permitted capacity at our Shreveport refinery. We are currently expanding this refinery to increase our Shreveport refinery’s aggregate crude oil throughput capacity to approximately 57,000 bpd and our sour crude oil total capacity to approximately 13,000 bpd. Management estimates that this project will be substantially complete in the fourth quarter of 2007 with production ramping up in the first quarter of 2008.

•	Distribution and Logistics Assets. We own and operate a terminal in Burnham, Illinois with a storage capacity of approximately 150,000 barrels that facilitates the distribution of our products in the Upper Midwest and East Coast regions of the United States and in Canada. In addition, we lease approximately 1,300 rail cars to receive crude oil or distribute our products throughout the United States and Canada. We also have approximately 4.5 million barrels of aggregate finished product storage capacity at our refineries.

Business Strategies

Our management team is dedicated to increasing the amount of cash available for distribution on each limited partner unit by executing the following strategies:

•	Concentrate on long-term, stable cash flow. We intend to continue to focus on businesses and assets that generate stable cash flow. Approximately 75.1% and 67.2% of our gross profit for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively, was generated by the sale of specialty products, a segment of our business which is characterized by stable customer relationships primarily due to our customers’ requirements for highly specialized products. Historically, we have been able to reduce our exposure to crude oil price fluctuations in this segment through our ability to pass on incremental feedstock costs to our specialty products customers and through our crude oil hedging program, although such price increases may be delayed, particularly in an environment of significant crude oil price increases over a short period of time similar to the one experienced in the third quarter of 2007. In our fuel products business, we seek to mitigate our exposure to fuel products margin volatility by maintaining a long-term hedging program. We believe the diversity of our products, our broad customer base and our hedging activities contribute to the stability of our cash flow.

•	Develop and expand our customer relationships. Due to the specialized nature of, and the long lead-time associated with, the development and production of many of our specialty products, our customers have an incentive to continue their relationships with us. We believe that our larger competitors do not provide customers with the same level of service as we do from product design to delivery for smaller volume products like ours. We intend to continue to assist our existing customers in expanding their product offerings as well as marketing specialty product formulations to new customers. By striving to maintain our long-term relationships with our existing customers and by adding new customers, we seek to limit our dependence on a small number of customers.

•	Enhance profitability of our existing assets. We will continue to evaluate opportunities to improve our existing asset base to increase our throughput, profitability and cash flow. Following each of our asset acquisitions, we have undertaken projects designed to increase the profitability of our acquired assets. We intend to further increase the profitability of our existing asset base through various measures which include changing the product mix of our processing units, debottlenecking and expanding units as necessary to increase throughput, restarting idle assets and reducing costs by improving operations. For example, in late 2004 at the Shreveport refinery we recommissioned certain previously idled fuels production units, refurbished existing fuels production units, converted existing units to improve gasoline blending profitability and expanded capacity to approximately 42,000 bpd to increase lubricating oil and fuels production. Also, in December 2006 we commenced construction of an expansion project at our Shreveport refinery to increase its aggregate crude oil throughput capacity to approximately 57,000 bpd and our sour crude oil total capacity to approximately 13,000 bpd. For additional discussion of this project, please read “— Recent Developments — Shreveport Refinery Expansion Project.”

•	Pursue strategic and complementary acquisitions. Since 1990, our management team has demonstrated the ability to identify opportunities to acquire refineries whose operations we can enhance and whose profitability we can improve. On October 19, 2007 we executed an agreement to acquire Penreco. For additional discussion of this acquisition, please read “— Recent Developments — Penreco Acquisition” and “Penreco Acquisition.” In the future, we intend to continue to make strategic acquisitions of refining businesses and assets that offer the opportunity for operational efficiencies and the potential for increased utilization and expansion. In addition, we may pursue selected acquisitions in new geographic or product areas to the extent we perceive similar opportunities.

Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully based on the following competitive strengths:

•	We offer our customers a diverse range of specialty products. We offer a wide range of over 300 specialty products. We believe that our ability to provide our customers with a more diverse selection of products than our competitors generally gives us an advantage in competing for new business. We believe that we are the only specialty products manufacturer that produces all four of naphthenic lubricating oils, paraffinic lubricating oils, waxes and solvents. A contributing factor to our ability to produce numerous specialty products is our ability to ship products between our refineries for product upgrading in order to meet customer specifications.

•	We have strong relationships with a broad customer base. We have long-term relationships with many of our customers, and we believe that we will continue to benefit from these relationships. Our customer base includes over 900 companies and we are continually seeking new customers.

•	Our refineries have advanced technology. Our refineries are equipped with advanced, flexible technology that allows us to produce high-grade specialty products and to produce gasoline and diesel products that comply with fuel regulations. Also, unlike larger refineries, which lack some of the equipment necessary to achieve the narrow distillation ranges associated with the production of specialty products, our operations are capable of producing a wide range of products tailored to our customers’ needs. We have also upgraded the operations of many of our assets through our investment in advanced, computerized refinery process controls.

•	We have an experienced management team. Our management has a proven track record of enhancing value through the acquisition, exploitation and integration of refining assets and the development and marketing of specialty products. Our senior management team, the majority of whom have been working together since 1990, has an average of over 20 years of industry experience. Our team’s extensive experience and contacts within the refining industry provide a strong foundation and focus for managing and enhancing our operations, for accessing strategic acquisition opportunities and for constructing and enhancing the profitability of new assets.

Recent Developments

Penreco Acquisition

On October 19, 2007, Calumet entered into a definitive purchase and sale agreement with ConocoPhillips Company (“CoP”) and M.E. Zukerman Specialty Oil Corporation (“MEZ” and, together with CoP, the “Sellers”) for Calumet to purchase 100% of the partnership interests of Penreco from the Sellers for an aggregate purchase price of approximately $267 million, including a purchase price adjustment currently estimated to be approximately $27 million. The transaction is expected to close in late 2007. Penreco manufactures and markets highly refined products including white mineral oils, petrolatums, solvents, gelled hydrocarbons (gels), naphthenic base oils (inkols), cable products and natural petroleum sulfonates. These products are sold to manufacturers that produce end products primarily for the cosmetic, pharmaceutical, food and household product industries and for various industrial applications. Penreco operates two specialty hydrocarbon processing facilities located in Karns City, Pennsylvania and Dickinson, Texas. These two facilities have a combined capacity to produce approximately 6,800 bpd of specialty hydrocarbon products. In addition to these two facilities, Penreco has contracts with various third party suppliers to process and provide approximately 1,600 bpd of specialty hydrocarbon products.

We will finance the purchase with a portion of the proceeds from this offering and borrowings under a new senior secured first lien term loan facility that we expect to enter into with Bank of America, N.A. For further discussion of this acquisition, please read “Penreco Acquisition.” The purchase is subject to customary closing conditions and regulatory approvals and therefore may never be consummated. The closing of the Penreco acquisition subjects us to a number of additional risks, including integration risks and the risk that certain of its operations may not produce “qualifying income” for purposes of the Tax Code. See “Risk Factors — Risks Related to the Penreco Acquisition and Other Potential Acquisitions.”

Shreveport Refinery Expansion Project

The Shreveport refinery expansion project involves several of the refinery’s operating units and is estimated to result in a crude oil throughput capacity increase of approximately 15,000 bpd, bringing total crude oil throughput capacity of the refinery to approximately 57,000 bpd. This project is nearing completion and work on the remaining units will continue during the fourth quarter of 2007. While originally scheduled for completion during the fourth quarter of 2007, we now expect production to ramp up during the beginning of the first quarter of 2008. The total cost of this project is expected to be approximately $220.0 million, of which approximately $192.0 million has been expended through the third quarter of 2007.

As part of the Shreveport refinery expansion project, we expect to increase the Shreveport refinery’s capacity to process an additional 8,000 bpd of sour crude oil, bringing total capacity to process sour crude oil to 13,000 bpd. Of the anticipated 57,000 bpd throughput rate upon completion of the expansion project, we expect the refinery to process approximately 42,000 bpd of sweet crude oil and 13,000 bpd of sour crude oil, with the remainder coming from interplant feedstocks. Our ability to process significant amounts of sour crude oil enhances our competitive position in the industry relative to refiners that process primarily sweet crude oil because sour crude oil typically can be purchased at a discount to sweet crude oil.

Our Other Strategic Acquisition Opportunities

We have entered into a non-binding letter of intent for the purchase of three specialty hydrocarbon products processing and distribution facilities in Europe and a specialty products processing facility in the United States for a total purchase price of approximately $250.0 million, subject to customary purchase price adjustments. The majority of the activities conducted at the facilities employ similar technologies to those used at our existing facilities.

Any such purchase is subject to substantial due diligence, the negotiation of a definitive purchase and sale agreement and ancillary agreements, including, but not limited to supply, transition services and licensing agreements, and the receipt of various board of directors, governmental and other approvals. Therefore, there is significant uncertainty whether we will execute a purchase and sale agreement and consummate the acquisition. We cannot provide any assurance as to the timing of the execution of a purchase and sale agreement, if any or the closing of any such transaction, even if a purchase and sale agreement is executed. Accordingly, you should not purchase common units in this offering based on a belief that this acquisition will be realized.

If we are able to reach an agreement, we expect to finance the proposed transaction with either debt or a combination of equity and debt. If consummated, this transaction will significantly impact our capital structure by increasing our total indebtedness and potentially increasing the number of common units we have outstanding. The transaction would also significantly impact our reported financial results and we can provide no assurance that it would achieve the performance or generate the cash flows we would expect based on information provided to us to date. These operations would largely be subject to the same risks as our existing business, as well as risks particular to them, including a risk that a substantial portion of this business may not produce “qualifying income” for purposes of the Internal Revenue Code. See “Risk Factors — Risks Related to the Penreco Acquisition and Other Potential Acquisitions — The assets and operations we are acquiring pursuant to the Penreco acquisition may be subject to federal income tax, which would substantially reduce cash available for distribution.”

New Credit Agreement

We have a commitment from our current senior secured first lien term loan’s administrative agent, Bank of America, N.A., for a new $425 million senior secured first lien term loan facility that will include a $375 million term loan and a $50 million prefunded letter of credit facility to support crack spread hedging. Effective November 12, 2007, we amended our senior secured revolving credit facility to increase our availability under the revolving credit facility up to $260 million through January 15, 2008, or until either the closing of the new senior secured first lien term loan facility or the closing of this offering, whichever occurs first. This amendment provides increased liquidity as we prepare for the completion of the Shreveport refinery expansion project during the fourth quarter of 2007 and its ramp up in production in the first quarter of 2008. In addition, we plan to amend our senior secured revolving credit facility to an increased total facility size of approximately $325 million after the closing of the Penreco acquisition to further enhance our liquidity.

Recent Financial Results

We reported net income for the three months ended September 30, 2007 of $9.5 million compared to $36.1 million for the same period in 2006. EBITDA and Adjusted EBITDA were $14.7 million and $20.3 million, respectively, for the three months ended September 30, 2007 as compared to $40.7 million and $25.7 million, respectively, for the comparable period in 2006. For a reconciliation of EBITDA and Adjusted EBITDA to net income, our most directly comparable financial performance measure calculated in accordance with GAAP, please read “— Non-GAAP Financial Measures.” The Partnership’s performance for the third quarter of 2007 as compared to the same period in the prior year was negatively impacted by lower gross profit. Gross profit was negatively impacted by a decrease in sales volume of specialty products as well as the rising cost of crude oil outpacing increases in the selling price per barrel of our specialty products. This decrease was partially offset by increased sales volume of fuel products. Net income was also negatively affected by an increase of $19.2 million in unrealized loss on derivative instruments to a loss of $2.4 million for the quarter ended September 30, 2007 from a gain of $16.8 million for the same period in 2006. The increased loss was primarily due to a favorable market change in the third quarter of 2006 for derivatives not designated as cash flow hedges as compared to the same period in 2007.

We have continued to experience increasing crude costs in the fourth quarter of 2007. While we continue to attempt to pass these increased crude costs along to our customers, continued high crude costs are expected to negatively impact our operating results for the balance of 2007 and may continue into the first quarter of 2008.

Revision to Our Annual Report

On November 6, 2007, we filed a Current Report on Form 8-K to revise portions of our Annual Report on Form 10-K for the year ended December 31, 2006 to reflect the retrospective application of Financial Accounting Standards Board Staff Position (“FSP”) AUG AIR-1, Accounting for Planned Major Maintenance Activities, which we adopted on January 1, 2007. The FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities, or turnarounds, and requires the use of the direct expensing method, built-in overhaul method, or deferral method.

Upon adoption, we elected the deferral method and were required to retrospectively apply the FSP’s provisions for all financial statements presented. Under this method, actual costs are capitalized and amortized to cost of sales until the next overhaul date. Prior to the adoption of the FSP, we accrued for such overhaul costs in advance of the turnaround and recorded the expense to cost of sales. The result of the adoption of the FSP was a cumulative effect to increase partners’ capital as of December 31, 2006 by $6.6 million as a result of the capitalization of turnaround costs of $1.5 million and the reversal of turnaround liabilities of $5.1 million. Further, the adoption of the FSP resulted in a net decrease (increase) in turnaround costs, a component of cost of sales, of $1.7 million, $1.6 million and $(0.7) million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Offering

Common units offered	2,800,000 common units.

3,220,000 common units, if the underwriters exercise their option to purchase additional units in full.

Units outstanding after this offering	19,166,000 common units, representing a 58.3% limited partner interest in us, and 13,066,000 subordinated units, representing a 39.7% limited partner interest in us.

19,586,000 common units, representing a 58.8% limited partner interest, and 13,066,000 subordinated units, representing a 39.2% limited partner interest in us, if the underwriters exercise their option to purchase additional units in full.

Use of proceeds	We will use the net proceeds, including our general partner’s proportionate capital contribution, of approximately $100.1 million from this offering, after deducting underwriting discounts, commissions and fees, and after estimated offering expenses of approximately $1.2 million:

• to repay approximately $75.0 million of borrowings estimated to be outstanding at the closing of this offering under our revolving credit facility incurred to fund our Shreveport refinery expansion project; and

• to fund approximately $25.1 million of the purchase price for the Penreco acquisition.

Pending the closing of the Penreco acquisition, we will invest the approximately $25.1 million in short-term liquid investment grade securities.

If the Penreco acquisition does not close, we will use the approximately $25.1 million to fund a portion of our Shreveport refinery expansion project or for general partnership purposes.

If the underwriters exercise their option to purchase additional units, we will use the additional net proceeds either to fund a portion of our Shreveport refinery expansion project or for general partnership purposes.

Cash distributions	We paid a quarterly cash distribution of $0.63 per unit for the second quarter of 2007, or $2.52 per unit on an annualized basis, on August 14, 2007 to unitholders of record as of August 4, 2007. We paid a quarterly distribution of $0.63 per unit for the third quarter of 2007 on November 14, 2007 to unitholders of record as of November 2, 2007. Holders of units purchased in this offering are not entitled to receive this distribution.

Within 45 days after the end of each quarter, we distribute our available cash to unitholders of record on the applicable record date.

In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98% to the holders of common units, pro rata, and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.45 plus any arrearages from prior quarters;

• second, 98% to the holders of subordinated units, pro rata, and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.45; and

• third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.495.

If cash distributions to our unitholders exceed $0.495 per common unit in any quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to the amount of these distributions in excess of the 2% general partner interest as “incentive distributions.”

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. The amount of available cash may be greater than or less than the minimum quarterly distribution to be distributed on all units. Please read “Our Cash Distribution Policy and Restrictions on Distributions” in the accompanying prospectus.

Subordination period	During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.45 per quarter, plus any arrearages from prior quarters, before any distributions may be made on the subordinated units. The subordination period will extend until the first day of any quarter beginning after December 31, 2010 that each of the following tests are met:

(1) distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distributions on all such units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

(3) there are no arrearages in payment of minimum quarterly distributions on the common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Issuance of additional units	In general, during the subordination period, we may issue up to 6,533,000 additional common units without obtaining unitholder approval, which additional units we refer to as the “basket.” We can also issue an unlimited number of common units in connection with accretive acquisitions and capital improvements that increase cash flow from operations per unit on an estimated pro forma basis. We can also issue additional common units if the proceeds are used to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with the debt repayment.

Before giving effect to this offering, we had the ability to issue 3,233,000 common units under the basket. We previously issued 3,300,000 common units under the basket in June 2006 to finance a portion of the construction costs of our Shreveport refinery expansion project. In this offering, the proceeds from 681,856 of the units that we will issue will be used to fund a portion of the Penreco acquisition. These units will be issued under the basket. The proceeds from 2,118,144 of the units that we will issue in this offering will be used to repay approximately $75.0 million of borrowings under our revolving credit facility. These units will not be issued under the basket. Therefore, after this offering, there will be 2,551,144 units available under the basket, or 2,131,144 units if the underwriters exercise their overallotment option in full. If the Penreco acquisition and Shreveport refinery expansion project are determined to be accretive within the meaning of our partnership agreement, we will be able to replenish the basket with the number of units issued to finance the Shreveport refinery expansion project and the Penreco acquisition. If we are able to demonstrate accretion with respect to both of these transactions, our basket will return to its original level, or 6,533,000 common units. We can give no assurance that the Penreco acquisition or the Shreveport refinery expansion project will be accretive within the meaning of our partnership agreement.

Please read “Description of the Common Units — Issuance of Additional Securities” in the accompanying prospectus.

Limited voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, the owners of our general partner and certain of their affiliates will own an aggregate of 58.4% of our common and subordinated units. This will give our general partner the practical ability to prevent its involuntary removal. Please read “Description of the Common Units — Withdrawal or Removal of the General Partner” in the accompanying prospectus.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2009, you will be allocated, on a cumulative basis, a net amount of federal taxable income for that period that will be approximately 20% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $2.52 per unit, we estimate that your average allocable federal taxable income per year will be approximately $0.51 per unit. Please read “Tax Consequences” in this prospectus supplement.

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Tax Consequences” in this prospectus supplement and “Material Tax Consequences” in the accompanying prospectus.

Trading	Our common units are traded on the NASDAQ Global Market under the symbol “CLMT.”

Summary Historical and Pro Forma Financial and Operating Data

The following table shows summary historical financial and operating data of Calumet Specialty Products Partners, L.P. (“Calumet”) and Calumet Lubricants Co., Limited Partnership (“Calumet Predecessor”) and the pro forma financial data of Calumet for the periods and as of the dates indicated. The summary historical financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2004 and 2005 are derived from the consolidated financial statements of Calumet Predecessor. The summary financial data as of and for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, are derived from the consolidated financial statements of Calumet. The results of operations for the year ended December 31, 2006 and the nine months ended September 30, 2006 for Calumet include the results of operations of Calumet Predecessor for the period of January 1, 2006 through January 31, 2006. The summary pro forma financial data as of September 30, 2007, and for the year ended December 31, 2006 and the nine months ended September 30, 2007 are derived from the unaudited pro forma financial statements of Calumet. The pro forma adjustments have been prepared as if the transactions listed below had taken place on September 30, 2007, in the case of the pro forma balance sheet, or as of January 1, 2006, in the case of the pro forma statement of operations for the nine months ended September 30, 2007 and for the year ended December 31, 2006. The pro forma financials assume that Penreco’s assets and business generate “qualifying income” within the meaning of the Internal Revenue Code. The pro forma financial data give pro forma effect to:

•	the payment of approximately $267 million for the Penreco acquisition;

•	the issuance of 2,800,000 common units in this offering and the receipt of approximately $97.9 million in net proceeds from this offering, after deducting underwriting discounts, commissions and fees and estimated offering expenses of approximately $1.2 million, and the receipt of our general partner’s proportionate capital contribution of approximately $2.1 million;

•	the repayment of approximately $34.0 million under our revolving credit agreement;

•	the repayment of our current $30.2 million senior secured first lien term loan and the borrowing of $275.0 million pursuant to a new secured first lien credit facility to be entered into in connection with the Penreco acquisition;

•	our sale of 3,300,000 common units in a follow-on public offering completed on July 5, 2006 and the application of the net proceeds therefrom; and

•	the sale of 7,304,985 common units to the public in its initial public offering on January 31, 2006 and the application of the net proceeds therefrom.

The following table includes the non-GAAP financial measures EBITDA and Adjusted EBITDA. For a reconciliation of EBITDA and Adjusted EBITDA to net income and cash flow from operating activities, our most directly comparable financial performance and liquidity measures calculated in accordance with GAAP, please read “— Non-GAAP Financial Measures.”

We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the pro forma combined financial statements and the accompanying notes contained in this prospectus supplement and our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2007, our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as well as the other financial information we incorporate by reference into this prospectus supplement.

								Calumet
	Calumet								Nine Months
	Predecessor		Calumet					Year Ended	Ended
	Year Ended			Three Months Ended		Nine Months Ended		December 31,	September 30,
	December 31,			September 30,		September 30,		2006	2007
	2004	2005	2006	2006	2007	2006	2007	Pro Forma	Pro Forma
				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(Dollars in thousands, except unit and per unit data)

Summary of Operations Data:
Sales	$539,616	$1,289,072	$1,641,048	$444,747	$428,084	$1,272,366	$1,200,923	$2,069,842	$1,524,882
Cost of sales	501,973	1,147,117	1,436,108	393,187	390,209	1,111,097	1,047,542	1,821,514	1,333,874

Gross profit	37,643	141,955	204,940	51,560	37,875	161,269	153,381	248,328	191,008
Operating costs and expenses:
Selling, general and administrative	13,133	22,126	20,430	4,752	4,235	14,891	16,069	43,682	36,382
Transportation	33,923	46,849	56,922	16,002	13,218	44,504	40,835	67,791	49,608
Taxes other than income	2,309	2,493	3,592	957	923	2,774	2,719	4,567	3,410
Other	839	871	863	313	2,220	597	2,562	863	2,562
Restructuring, decommissioning and asset impairments(1)	317	2,333	—			—	—	—	—

Total operating income (loss)	(12,878)	67,283	123,133	29,536	17,279	98,503	91,196	131,425	99,046
Other income (expense):
Equity in (loss) of unconsolidated affiliates	(427)	—	—			—	—	—	—
Interest expense	(9,869)	(22,961)	(9,030)	(1,705)	(1,346)	(7,838)	(3,474)	(28,315)	(19,513)
Interest income	17	204	2,951	1,369	290	1,614	1,849	3,100	2,051
Debt extinguishment costs	—	(6,882)	(2,967)	—	(347)	(2,967)	(347)	(2,967)	(347)
Realized gain (loss) on derivative instruments	39,160	2,830	(30,309)	(9,810)	(3,870)	(25,630)	(9,658)	(30,309)	(9,658)
Unrealized gain (loss) on derivative instruments	(7,788)	(27,586)	12,264	16,780	(2,445)	(61)	(3,937)	12,264	(3,937)
Other	66	38	(274)	(19)	(9)	(35)	(145)	(41)	170

Total other income (expense)	21,159	(54,357)	(27,365)	6,615	(7,727)	(34,917)	(15,712)	(46,268)	(31,234)

Net income before income taxes	8,281	12,926	95,768	36,151	9,552	63,586	75,484	85,157	67,812
Income tax expense	—	—	190	64	96	128	401	190	401

Net income	$8,281	$12,926	$95,578	$36,087	$9,456	$63,458	$75,083	$84,967	$67,411

Basic and diluted pro forma net income per limited partner unit:
Common			$2.84	$0.93	$0.45	$1.99	$2.18	$2.58	$2.03
Subordinated			$2.20	$0.93	$0.15	$1.35	$1.88	$1.64	$1.35
Weighted average units:
Common — basic			14,642,000	16,187,000	16,366,000	14,068,000	16,366,000	19,166,000	19,170,000
Subordinated — basic			13,066,000	13,066,000	13,066,000	13,066,000	13,066,000	13,066,000	13,066,000
Common — diluted			14,642,000	16,187,000	16,369,000	14,068,000	16,369,000	19,166,000	19,170,000
Subordinated — diluted			13,066,000	13,066,000	13,066,000	13,066,000	13,066,000	13,066,000	13,066,000
Balance Sheet Data (at period end):
Property, plant and equipment, net	$126,585	$127,846	$191,732			$158,889	$350,751		440,077
Total assets	319,396	401,924	531,651			509,580	577,102		926,901
Accounts payable	58,027	44,759	78,752			81,485	123,712		149,974
Long-term debt	214,069	267,985	49,500			49,659	67,818		278,625
Partners’ capital	37,802	43,940	385,267			336,764	328,928		428,575
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$(612)	$(34,001)	$166,768			$133,058	$125,759
Investing activities	(42,930)	(12,903)	(75,803)			(39,765)	(165,399)
Financing activities	61,561	40,990	(22,183)			(5,184)	(41,287)
Other Financial Data:
EBITDA	$25,077	$53,155	$119,586	40,678	14,738	$82,847	$89,989	$142,620	$109,097
Adjusted EBITDA	34,711	85,821	104,458	25,654	20,334	81,152	96,279	127,492	115,387
Operating Data (bpd):
Total sales volume(2)	24,658	46,953	50,345	51,163	49,108	51,337	47,435
Total feedstock runs(3)	26,205	50,213	51,598	53,330	51,305	53,025	48,758
Total refinery production(4)	26,297	48,331	50,213	51,606	50,123	51,637	47,912

(1)	Incurred in connection with the decommissioning of the Rouseville, Pennsylvania facility, the termination of the Bareco joint venture and the closing of the Reno, Pennsylvania facility, none of which were contributed to us in connection with our initial public offering.

(2)	Total sales volume includes sales from the production of our refineries and sales of inventories.

(3)	Feedstock runs represents the barrels per day of crude oil and other feedstocks processed at our refineries. The decrease in feedstock runs for the nine months ended September 30, 2007 was partially due to unscheduled downtime of certain operating units at our Shreveport refinery in the second quarter of 2007, with no comparable activities during the respective period in 2006. Feedstock runs for the nine months ended September 30, 2007 were also negatively affected by turnarounds performed at our Shreveport and Princeton refineries in the first quarter of 2007, with no similar activities in the comparable period in 2006.

(4)	Total refinery production represents the barrels per day of specialty products and fuel products yielded from processing crude oil and other refinery feedstocks at our refineries. The difference between total refinery production and total feedstock is primarily a result of the time lag between the input of feedstock and production of end products and volume loss.

Non-GAAP Financial Measures

We include in this prospectus supplement the non-GAAP financial measures EBITDA and Adjusted EBITDA, and provide reconciliations of net income to EBITDA and Adjusted EBITDA and Adjusted EBITDA and EBITDA to net cash provided by operating activities, our most directly comparable financial performance and liquidity measures calculated and presented in accordance with GAAP.

EBITDA and Adjusted EBITDA are used as supplemental financial measures by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness, and meet minimum quarterly distributions;

•	our operating performance and return on capital as compared to those of other companies in our industry, without regard to financing or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

We define EBITDA as net income plus interest expense (including debt issuance and extinguishment costs), taxes and depreciation and amortization. We define Adjusted EBITDA to be Consolidated EBITDA as defined in our credit facilities. Consistent with that definition, Adjusted EBITDA means, for any period: (1) net income plus (2)(a) interest expense; (b) taxes; (c) depreciation and amortization; (d) unrealized losses from mark to market accounting for hedging activities; (e) unrealized items decreasing net income (including the non-cash impact of restructuring, decommissioning and asset impairments in the periods presented); and (f) other non-recurring expenses reducing net income which do not represent a cash item for such period; minus (3)(a) tax credits; (b) unrealized items increasing net income (including the non-cash impact of restructuring, decommissioning and asset impairments in the periods presented); (c) unrealized gains from mark to market accounting for hedging activities; and (d) other non-recurring expenses and unrealized items that reduced net income for a prior period, but represent a cash item in the current period. We are required to report Adjusted EBITDA to our lenders under our credit facilities and it is used to determine our compliance with the consolidated leverage test thereunder. We are required to maintain a consolidated leverage ratio of consolidated debt to Adjusted EBITDA, after giving effect to any proposed distributions, of no greater than 3.75 to 1 in order to make distributions to our unitholders.

EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, net cash provided by (used in) operating activities or any other measure of financial performance presented in accordance with GAAP. Our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate EBITDA and Adjusted EBITDA in the same manner. The following table presents a reconciliation of both net income to EBITDA and Adjusted EBITDA and Adjusted EBITDA and EBITDA to net cash provided by (used in) operating activities, our most directly comparable GAAP financial performance and liquidity measures, for each of the periods indicated.

			Calumet			Calumet		Calumet
									Nine Months
	Calumet					Nine Months		Year Ended	Ended
	Predecessor			Three Months Ended		Ended		December 31,	September 30,
	Year Ended December 31,			September 30,		September 30,		2006	2007
	2004	2005	2006	2006	2007	2006	2007	Pro Forma	Pro Forma
	(Dollars in thousands)

Reconciliation of Adjusted EBITDA and EBITDA to net income:
Net income	$8,281	$12,926	$95,578	$36,087	$9,456	$63,458	$75,083	$84,967	$67,411
Add:
Interest expense and debt extinguishment costs	9,869	29,843	11,997	1,705	1,693	10,805	3,821	31,282	19,860
Depreciation and amortization	6,927	10,386	11,821	2,822	3,493	8,456	10,684	26,181	21,425
Income tax expense	—	—	190	64	96	128	401	190	401

EBITDA	$25,077	$53,155	$119,586	$40,678	$14,738	$82,847	$89,989	$142,620	$109,097

Add:
Unrealized losses (gains) from mark to market accounting for hedging activities	$7,788	$27,586	$(13,145)	$(18,290)	$3,425	$(743)	$5,017	$(13,145)	$5,017
Non-cash impact of restructuring, decommissioning and asset impairments	(1,276)	1,766	—			—	—	—	—
Prepaid non-recurring expenses and accrued non-recurring expenses, net of cash outlays	3,122	3,314	(1,983)	3,266	2,171	(952)	1,273	(1,983)	1,273

Adjusted EBITDA	$34,711	$85,821	$104,458	$25,654	$20,334	$81,152	$96,279	$127,492	$115,387

			Calumet
	Calumet			Nine Months
	Predecessor			Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

Reconciliation of Adjusted EBITDA and EBITDA to net cash provided by (used in) operating activities:
Adjusted EBITDA	$34,711	$85,821	$104,458	$81,152	$96,279
Add:
Unrealized (losses) gains from mark to market accounting for hedging activities	(7,788)	(27,586)	13,145	743	(5,017)
Non-cash impact of restructuring, decommissioning and asset impairments	1,276	(1,766)	—	—	—
Prepaid non-recurring expenses and accrued non-recurring expenses, net of cash outlays	(3,122)	(3,314)	1,983	952	(1,273)

EBITDA	$25,077	$53,155	$119,586	$82,847	$89,989

Add:
Interest expense and debt extinguishment costs	(9,869)	(29,843)	(11,997)	(10,805)	(3,481)
Income taxes	—	—	(190)	(128)	(401)
Restructuring charge	—	1,693	—	—	—
Provision for doubtful accounts	216	294	172	122	—
Equity in income of unconsolidated affiliates	427	—	—	—	—
Dividends received from unconsolidated affiliates	3,470	—	—	—	—
Debt extinguishment costs	—	4,173	2,967	2,967	347
Changes in assets and liabilities:
Accounts receivable	(19,399)	(56,878)	16,031	(6,639)	(18,159)
Inventory	(20,304)	(25,441)	(2,554)	10,009	9,605
Other current assets	(11,596)	569	16,183	11,538	1,773
Derivative activity	5,046	31,598	(13,143)	239	5,016
Accounts payable	25,764	(13,268)	33,993	36,726	44,975
Accrued liabilities	957	5,293	657	931	(1,189)
Other, including changes in noncurrent assets and liabilities	(401)	(5,346)	5,063	5,251	(2,716)

Net cash provided by (used in) operating activities	$(612)	$(34,001)	$166,768	$133,058	$125,759

RISK FACTORS

An investment in our common units involves risk. Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully read the risk factors set forth below, the risk factors included under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus and the risk factors described under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006.

Risks Related to the Penreco Acquisition and Other Potential Acquisitions

The pending Penreco acquisition may not close as anticipated.

The Penreco acquisition is expected to close in late 2007 and is subject to customary closing conditions and regulatory approvals. If these conditions and regulatory approvals are not satisfied or waived, the acquisition will not be consummated. Certain of the conditions remaining to be satisfied include, but are not limited to:

•	the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

•	the continued accuracy of the representations and warranties contained in the purchase and sale agreement;

•	execution of certain supply contracts and transfers of certain assets and labor arrangements;

•	the performance by each party of its obligations under the purchase and sale agreement;

•	the absence of any decree, order, injunction or law that prohibits the acquisition or makes the acquisition unlawful;

•	the receipt of legal opinions from counsel for us as to the treatment of the acquisition for U.S. federal income tax purposes; and

•	the receipt of legal opinions from counsel for each of us and Penreco as to non-contravention with respect to selected material agreements.

In addition, we and the Sellers can agree to terminate the purchase and sale agreement at any time without completing the acquisition. Further, we or the Sellers could terminate the purchase and sale agreement without the other party’s agreement and without completing the acquisition if:

•	the acquisition is not completed by March 31, 2008, other than due to a breach of the purchase and sale agreement by the terminating party;

•	the conditions to the acquisition cannot be satisfied; or

•	any legal prohibition to completing the acquisition has become final and non-appealable.

Please refer to the purchase and sale agreement filed on Form 8-K on October 22, 2007 for a complete listing of all items that must be effected prior to and at closing of the Penreco acquisition.

There is no assurance that this acquisition will close on or before that time, or at all, or close without material adjustment. Additionally, the closing of this common unit offering is not contingent upon the consummation of the Penreco acquisition. Accordingly, if you decide to purchase common units from us, you should be willing to do so whether or not we complete the Penreco acquisition.

The assets and operations we are acquiring pursuant to the Penreco acquisition may be subject to federal income tax, which would substantially reduce cash available for distribution.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a publicly traded partnership such as ours to be treated as a corporation for federal income tax purposes. In order to maintain our status as a partnership for U.S. federal income tax purposes, 90% or more of our gross income in each tax year must be qualifying income under Section 7704 of the Internal Revenue Code. For a discussion of qualifying income and the U.S. federal income tax implications that would result from our treatment as a corporation in any taxable year, please read “Material Tax Consequences — Partnership Status” in the accompanying prospectus.

Vinson & Elkins L.L.P. is unable to opine as to the qualifying nature of the income generated by the Penreco assets and operations. Consequently, we have requested a ruling from the Internal Revenue Service (the “IRS”) upon which, if granted, we may rely with respect to the qualifying nature of such income. If the IRS is unwilling or unable to provide a favorable ruling with respect to the Penreco income in a timely manner, it may be necessary for us to own the Penreco assets and conduct the acquired Penreco business operations in a taxable corporate subsidiary. In such case, this corporate subsidiary, like our existing corporate subsidiary, would be subject to corporate-level tax on its taxable income at the applicable federal corporate income tax rate of 35% as well as any applicable state income tax rates. Imposition of a corporate level tax would significantly reduce the anticipated cash available for distribution from the Penreco assets and operations to us and, in turn, would reduce our cash available for distribution to our unitholders. Moreover, if the IRS were to successfully assert that this corporation had more tax liability than we currently anticipate or legislation was enacted that increased the corporate tax rate, our cash available for distribution to our unitholders would be further reduced. If we close the other strategic acquisition mentioned under “Summary — Recent Developments,” a significant portion of the income from those assets will not meet the qualifying income test and will be taxable. Additionally, the qualifying nature of other income from such acquisition may be in question and require a private letter ruling from the IRS as described above.

If we are unable to integrate the Penreco acquisition as expected, our future financial performance may be negatively impacted.

Integration of the Penreco business and operations with our existing business and operations will be a complex, time-consuming and costly process, particularly given that the acquisition will substantially increase our size, expand our product line beyond products we have historically sold and diversify the geographic areas in which we operate. A failure to successfully integrate the Penreco business and operations with our existing business and operations in a timely manner may have a material adverse effect on our business, financial condition, results of operations and cash flow. The difficulties of combining the acquired operations include, among other things:

•	operating a larger combined organization and adding operations;

•	difficulties in the assimilation of the assets and operations of the acquired business;

•	customer or key employee loss from the acquired business;

•	changes in key supply or feedstock agreements related to the acquired business;

•	the diversion of management’s attention from other business concerns;

•	integrating personnel from diverse business backgrounds and organizational cultures, including unionized employees previously employed by Penreco;

•	managing relationships with new customers and suppliers for whom we have not previously provided products or services;

•	maintaining an effective system of internal controls related to the acquired business;

•	integrating internal controls, compliance under the Sarbanes-Oxley Act of 2002 and other regulatory compliance and corporate governance matters;

•	an inability to complete other internal growth projects and/or acquisitions;

•	difficulties integrating new technology systems that we have not historically used in our operations or financial reporting;

•	an increase in our indebtedness;

•	potential environmental or regulatory compliance matters or liabilities including, but not limited to, the matters associated with the Texas Commission on Environmental Quality and the Commonwealth of Pennsylvania Department of Environmental Protection, and title issues, including certain liabilities arising from the operation of the acquired business before the acquisition;

•	coordinating geographically disparate organizations, systems and facilities;

•	coordinating with the labor unions that represent substantially all of Penreco’s operating personnel; and

•	coordinating and consolidating corporate and administrative functions.

If after January 17, 2008, all conditions to closing have been satisfied or waived and the Sellers are willing to proceed with closing but we refuse, we will be required to pay $10.0 million to each Seller upon their termination of the purchase and sale agreement.

Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of the acquisition.

The Penreco acquisition could expose us to potential significant liabilities.

In connection with the Penreco acquisition, we will purchase all of the partnership interests of Penreco rather than just its assets. As a result, we will purchase the liabilities of Penreco subject to certain exclusions in the purchase and sale agreement, including unknown and contingent liabilities. We have performed a certain level of due diligence in connection with the Penreco acquisition and have attempted to verify the representations of the Sellers and of Penreco management, but there may be pending, threatened, contemplated or contingent claims against Penreco related to environmental, title, regulatory, litigation or other matters of which we are unaware. We have not yet obtained title policies or title insurance on the acquired assets. Although the Sellers agreed to indemnify us on a limited basis against some of these liabilities, a significant portion of these indemnification obligations will expire two years after the date the acquisition is completed without any claims having been asserted by us and these obligations are subject to limits. Each Seller’s liability is limited to 50% of our loss. Each Seller’s indemnification obligations are generally subject to a limit of $2.0 million limit for most post-closing matters and a deductible of $1.0 million per claim, or $10.0 million for all claims in the aggregate. Each Seller’s indemnification obligations for matters arising between signing and closing are subject to a limit of $5.0 million and a deductible of $0.5 million. We may not be able to collect on such indemnification because of disputes with the Sellers or their inability to pay. Moveover, there is a risk that we could ultimately be liable for unknown obligations of Penreco, which could materially adversely affect our operations and financial condition.

Financing the Penreco acquisition will substantially increase our leverage.

We intend to finance a portion of the purchase price for the Penreco acquisition from borrowings under a new first lien secured credit facility for which we have received a commitment from Bank of America. The new credit facility will also be used to refinance existing debt, which commitment is subject to customary closing conditions. After completion of the Penreco acquisition and after taking into account this offering, we expect our total outstanding indebtedness (including bank financing and notes payable in connection with acquisitions) to increase from approximately $69.9 million as of October 31, 2007 to approximately $275.0 million. The increase in our indebtedness may reduce our flexibility to respond to changing business and economic conditions or to fund capital expenditure or working capital needs because we will require additional funds to service our indebtedness. For a discussion about the risks posed by leverage generally and by the covenants in our credit facility, please read “— Risks Related to our Business—Our credit agreements contain operating and financial restrictions that may restrict our business and financing activities.”

Penreco is dependent upon ConocoPhillips for a majority of its feedstocks, and the balance of its feedstocks are not secured by long-term contracts and are subject to price increases and availability. To the extent Penreco is unable to obtain necessary feedstocks, its operations will be adversely affected.

Penreco purchases the majority of its feedstocks from ConocoPhillips pursuant to long-term supply contracts. In addition, one particular feedstock is produced at a unit operated by ConocoPhillips within one of its refineries, which has shut down production in the past under the force majeure provisions of a supply contract. In addition, Penreco does not maintain long-term contracts with most of its suppliers. Each of Penreco’s facilities is dependent on these suppliers and the loss of these suppliers would adversely affect our financial results to the extent we were unable to find replacement suppliers.

Penreco depends on unionized labor for its operations and has experienced work stoppages in the past. Any future disagreements with its unionized personnel will adversely affect operations.

Substantially all of the operating personnel acquired through the Penreco Acquisition are employed under collective bargaining agreements that expire in January 2009 and March 2010. Our inability to renegotiate these agreements as they expire, any work stoppages or other labor disturbances at these facilities could have an adverse effect on our business and reduce our ability to make distributions to our unitholders. For example, in 2006, Penreco’s financial performance was significantly impacted by a 99-day work stoppage at its Karns City, Pennsylvania facility due to a labor dispute. In addition, employees who are not currently represented by labor unions may seek union representation in the future, and any renegotiation of current collective bargaining agreements may result in terms that are less favorable to us.

We may be unable to consummate potential acquisitions we identify or successfully integrate such acquisitions, including the $250 million acquisition, for which we have executed a non-binding letter of intent.

We regularly consider and enter into discussions regarding potential acquisitions that we believe are complimentary to our business. We have entered into a non-binding letter of intent for the purchase of three specialty hydrocarbon products processing and distribution facilities in Europe and a specialty products processing facility in the United States for a total purchase price of approximately $250 million, subject to customary purchase price adjustments. Any such purchase is subject to substantial due diligence, the negotiation of a definitive purchase and sale agreement and ancillary agreements, including, but not limited to supply, transition services and licensing agreements, and the receipt of various board of directors, governmental and other approvals. Therefore, there is significant uncertainty whether we will execute a purchase and sale agreement and consummate the acquisition. We cannot provide any assurance as to the timing of the execution of a purchase and sale agreement, if any or the closing of any such transaction, even if a purchase and sale agreement is entered into. Accordingly, you should not purchase common units in this offering based on a belief this acquisition will be completed. In the alternative, if we are successful in closing this acquisition, we will be subject to many of the risks we face in connection with the Penreco acquisition, including integration risks and the risk that a substantial portion of its business may not produce “qualifying income” for purposes of the Internal Revenue Code.

Risks Related to Our Business

The risk factors described below that apply to us as a stand alone entity will also affect our business following the acquisition of Penreco and apply equally to its operations.

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

We may not have sufficient available cash from operations each quarter to enable us to pay our minimum quarterly distribution. Under the terms of our partnership agreement, we must pay expenses, including payments to our general partner, and set aside any cash reserve amounts before making a distribution to our unitholders. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which is primarily dependent upon our producing and selling quantities of fuel and specialty products, or refined products, at margins that are high enough to cover our fixed and variable expenses. Crude oil costs, fuel and specialty products prices and, accordingly, the cash we generate from operations, will fluctuate from quarter to quarter based on, among other things:

•	overall demand for specialty hydrocarbon products, fuel and other refined products;

•	the level of foreign and domestic production of crude oil and refined products;

•	our ability to produce fuel and specialty products that meet our customers’ unique and precise specifications;

•	the marketing of alternative and competing products;

•	the extent of government regulation;

•	results of our hedging activities; and

•	overall economic and local market conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make, including those for acquisitions, if any;

•	our debt service requirements;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions on distributions and on our ability to make working capital borrowings for distributions contained in our credit facilities; and

•	the amount of cash reserves established by our general partner for the proper conduct of our business.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.

Unitholders should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Refining margins are volatile, and a reduction in our refining margins will adversely affect the amount of cash we will have available for distribution to our unitholders.

Historically, refining margins have been volatile, and they are likely to continue to be volatile in the future. Our financial results are primarily affected by the relationship, or margin, between our specialty products and fuel prices and the prices for crude oil and other feedstocks. The cost to acquire our feedstocks and the price at which we can ultimately sell our refined products depend upon numerous factors beyond our control.

A widely used benchmark in the fuel products industry to measure market values and margins is the “3/2/1 crack spread,” which represents the approximate fuel products margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of heating oil. The 3/2/1 crack spread averaged $3.04 per barrel between 1990 and 1999, $4.61 per barrel between 2000 and 2004, $10.63 per barrel in 2005, $10.70 for the year ended December 31, 2006, $12.47 for the first quarter of 2007, $24.30 for the second quarter of 2007, $12.06 for the third quarter of 2007 and $6.10 for the month of October 2007. Our actual fuel products segment refinery margins vary from the Gulf Coast 3/2/1 crack spread due to the actual crude oil used and products produced, the impact of our hedging programs, transportation costs, regional differences, and the timing of the purchase of the feedstock and sale of the refined products, but we use the Gulf Coast 3/2/1 crack spread as an indicator of the volatility and general levels of fuels refining margins.

Because refining margins are volatile, unitholders should not assume that our current margins will be sustained. If our fuels refining margins fall, it will adversely affect the amount of cash we will have available for distribution to our unitholders.

The prices at which we sell specialty products are strongly influenced by the commodity price of crude oil. If crude oil prices increase, our specialty products segment’s margins will fall unless we are able to pass along these price increases to our customers. Increases in selling prices for specialty products typically lag the rising cost of crude oil and may be difficult to implement when crude oil costs increase dramatically over a short period of time. For example, in the third quarter of 2007, we experienced a 7.8% increase in the cost of crude oil per barrel as compared to a 0.7% increase in the average sales price per barrel of our specialty products. It is possible we may not be able to pass on all or any portion of the increased crude oil costs to our customers. In addition, we will not be able to completely eliminate our commodity risk through our hedging activities. For more information about the decreases in our margins, please read “Summary — Recent Developments — Recent Financial Results.”

Because of the volatility of crude oil and refined products prices, our method of valuing our inventory may result in decreases in net income.

The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Because crude oil and refined products are essentially commodities, we have no control over the changing market value of these inventories. Because our inventory is valued at the lower of cost or market value, if the market value of our inventory were to decline to an amount less than our cost, we would record a write-down of inventory and a non-cash charge to cost of sales. In a period of decreasing crude oil or refined product prices, our inventory valuation methodology may result in decreases in net income.

The price volatility of fuel and utility services and our derivative instruments may result in decreases in our earnings, profitability and cash flows.

The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refineries and other operations affect our net income and cash flows. Fuel and utility prices are affected by factors outside of our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile.

For example, daily prices for natural gas as reported on the New York Mercantile Exchange (“NYMEX”) ranged between $5.38 and $8.19 per million British thermal units, or MMBtu, in the first nine months of 2007, $4.20 and $10.62 per MMBtu in 2006 and between $5.79 and $15.39 per MMBtu in 2005. Typically, for our refineries, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a material adverse effect on our results of operations. Fuel and utility costs constituted approximately 43.5%, 42.3% and 45.6% of our total operating expenses included in cost of sales for the nine months ended September 30, 2007 and for the years ended December 31, 2006 and 2005, respectively.

Our hedging activities may not be effective in reducing the volatility of our cash flows and may reduce our earnings, profitability and cash flows.

We are exposed to fluctuations in the price of crude oil, fuel products, natural gas and interest rates. We utilize derivative financial instruments related to the future price of crude oil, natural gas and fuel products with the intent of reducing volatility in our cash flows due to fluctuations in commodity prices. We are not able to enter into derivative financial instruments to reduce the volatility of the prices of the specialty hydrocarbon products we sell as there is no established derivative market for such products.

The extent and scope of our commodity price exposure is related largely to the effectiveness and scope of our hedging activities. For example, the derivative instruments we utilize are based on posted market prices, which may differ significantly from the actual crude oil prices, natural gas prices or fuel products prices that we incur in our operations. Accordingly, our commodity price risk management policy may not protect us from significant and sustained increases in crude oil or natural gas prices or decreases in fuel product prices. Conversely, our policy may limit our ability to realize cash flow from commodity price decreases. Furthermore, we have a policy to enter into derivative transactions related to only a portion of the volume of our expected purchase and sales requirements and, as a result, we will continue to have direct commodity price exposure to the unhedged portion. For example, we generally have entered into monthly crude collars to hedge 8,000 bpd of crude purchases related to our specialty products segment, which had average total daily production for the nine months ended September 30, 2007 of 25,363 bpd. Thus, we could be exposed to significant crude cost increases on a portion of our purchases. Our actual future purchase and sales requirements may be significantly higher or lower than we estimate at the time we enter into derivative transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows. In addition, our hedging activities are subject to the risks that a counterparty may not perform its obligation under the applicable derivative instrument, the terms of the derivative instruments are imperfect, and our hedging policies and procedures are not properly followed. It is possible that the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved.

Our acquisition, asset reconfiguration and asset enhancement initiatives, including the current expansion project at our Shreveport refinery and pending Penreco acquisition, may not result in revenue or cash flow increases, may be subject to significant cost overruns and are subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our business, operating results, cash flow and financial condition.

We plan to grow our business in part through acquisitions and the reconfiguration and enhancement of our refinery assets. As a specific current example, we are in the process of an expansion project at our Shreveport refinery to increase throughput capacity and crude oil processing flexibility. This construction project and the construction of other additions or modifications to our existing refineries as well as any acquisitions involve numerous regulatory, environmental, political, legal and economic uncertainties beyond our control, which could cause delays in construction or require the expenditure of significant amounts of capital, which we may finance with additional indebtedness or by issuing additional equity securities. As a result, these expansion and acquisition projects may not be completed at the budgeted cost, on schedule, or at all.

We currently anticipate that our expansion project at the Shreveport refinery will cost approximately $220.0 million, which was originally estimated to cost approximately $110.0 million plus contingencies. A portion of this cost increase was attributable to our decision to increase the scope of the expansion project to provide additional operational flexibility. We may continue to suffer significant delays to the expected completion date or significant additional cost overruns as a result of increases in construction costs, shortages of workers or materials, transportation constraints, adverse weather, regulatory and permitting challenges, unforeseen difficulties or labor issues. Thus, construction to expand our Shreveport refinery or construction of other additions or modifications to our existing refineries may occur over an extended period of time and we may not receive any material increases in revenues and cash flows until the project is completed, if at all. Moreover, during the ramp up of production for the Shreveport facility expansion, we may encounter difficulties or delays.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

Upon the completion of the Penreco acquisition and the related debt financing, we would have approximately $275.0 million of outstanding indebtedness under our credit facilities, all of which would be on our term loan facility. Please see “Capitalization” for further information on our level of indebtedness. Also, our level of indebtedness could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	covenants contained in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

If our general financial condition deteriorates, we may be limited in our ability to issue letters of credit which may affect our ability to enter into hedging arrangements, to enter into certain leasing arrangements or to purchase crude oil.

We rely on our ability to issue letters of credit to enter into hedging arrangements in an effort to reduce our exposure to adverse fluctuations in the prices of crude oil, natural gas and crack spreads. We also rely on our ability to issue letters of credit to purchase crude oil for our refineries, lease certain precious metals for use in our Shreveport refinery and enter into cash flow hedges of crude oil and natural gas purchases and fuel products sales. If, due to our financial condition or other reasons, we are limited in our ability to issue letters of credit or we are unable to issue letters of credit at all, we may be required to post substantial amounts of cash collateral to our hedging counterparties, lessors or crude oil suppliers in order to continue these activities, which would adversely affect our liquidity and our ability to distribute cash to our unitholders.

We depend on certain key crude oil gatherers for a significant portion of our supply of crude oil, and the loss of any of these key suppliers or a material decrease in the supply of crude oil generally available to our refineries could materially reduce our ability to make distributions to unitholders.

We purchase crude oil from major oil companies as well as from various gatherers and marketers in Texas and North Louisiana. For the nine months ended September 30, 2007, a subsidiary of Plains All American and Shell Trading Company supplied us with approximately 61.5% and 9.4%, respectively, of our total crude oil supplies. Each of our refineries is dependent on one or both of these suppliers and the loss of these suppliers would adversely affect our financial results to the extent we were unable to find another supplier of this substantial amount of crude oil. We do not maintain long-term contracts with most of our suppliers, including Plains All American.

To the extent that our suppliers reduce the volumes of crude oil that they supply us as a result of declining production or competition or otherwise, our revenues, net income and cash available for distribution would decline unless we were able to acquire comparable supplies of crude oil on comparable terms from other suppliers, which may not be possible in areas where the supplier that reduces its volumes is the primary supplier in the area. A material decrease in crude oil production from the fields that supply our refineries, as a result of depressed commodity prices, lack of drilling activity, natural production declines or otherwise, could result in a decline in the volume of crude oil we refine. Fluctuations in crude oil prices can greatly affect production rates and investments by third parties in the development of new oil reserves. Drilling activity generally decreases as crude oil prices decrease. We have no control over the level of drilling activity in the fields that supply our refineries, the amount of reserves underlying the wells in these fields, the rate at which production from a well will decline or the production decisions of producers, which are affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, geological considerations, governmental regulation and the availability and cost of capital.

We are dependent on certain third-party pipelines for transportation of crude oil and refined products, and if these pipelines become unavailable to us, our revenues and cash available for distribution could decline.

Our Shreveport refinery is interconnected to pipelines that supply most of its crude oil and ship most of its refined fuel products to customers, such as pipelines operated by subsidiaries of TEPPCO Partners, L.P. and ExxonMobil. Since we do not own or operate any of these pipelines, their continuing operation is not within our control. If any of these third-party pipelines become unavailable to transport crude oil feedstock or our refined fuel products because of accidents, government regulation, terrorism or other events, our revenues, net income and cash available for distribution could decline.

Distributions to unitholders could be adversely affected by a decrease in the demand for our specialty products.

Changes in our customers’ products or processes may enable our customers to reduce consumption of the specialty products that we produce or make our specialty products unnecessary. Should a customer decide to use a different product due to price, performance or other considerations, we may not be able to supply a product that meets the customer’s new requirements. In addition, the demand for our customers’ end products could decrease, which would reduce their demand for our specialty products. Our specialty products customers are primarily in the industrial goods, consumer goods and automotive goods industries and we are therefore susceptible to changing demand patterns and products in those industries. Consequently, it is important that we develop and manufacture new products to replace the sales of products that mature and decline in use. If we are unable to manage successfully the maturation of our existing specialty products and the introduction of new specialty products our revenues, net income and cash available for distribution to unitholders could be reduced.

Distributions to unitholders could be adversely affected by a decrease in demand for fuels products in the markets we serve.

Any sustained decrease in demand for fuels products in the markets we serve could result in a significant reduction in our cash flows, reducing our ability to make distributions to unitholders. Factors that could lead to a decrease in market demand include:

•	a recession or other adverse economic condition that results in lower spending by consumers on gasoline, diesel, and travel;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of fuel products;

•	an increase in fuel economy or the increased use of alternative fuel sources;

•	an increase in the market price of crude oil that lead to higher refined product prices, which may reduce demand for fuel products;

•	competitor actions; and

•	availability of raw materials.

We could be subject to damages based on claims brought against us by our customers or lose customers as a result of the failure of our products to meet certain quality specifications.

Our specialty products provide precise performance attributes for our customers’ products. If a product fails to perform in a manner consistent with the detailed quality specifications required by the customer, the customer could seek replacement of the product or damages for costs incurred as a result of the product failing to perform as guaranteed. A successful claim or series of claims against us could result in a loss of one or more customers and reduce our ability to make distributions to unitholders.

We are subject to compliance with stringent environmental, health and safety laws and regulations that may expose us to substantial costs and liabilities.

Our crude oil and specialty hydrocarbon refining and terminal operations are subject to stringent and complex federal, state and local environmental, health and safety laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection and worker health and safety. These laws and regulations impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct regulated activities, the incurrence of significant capital expenditures to limit or prevent releases of materials from our refineries, terminal, and related facilities, and the incurrence of substantial costs and liabilities for pollution resulting both from our operations and from those of prior owners. Numerous governmental authorities, such as the EPA, OSHA and state agencies, such as the LDEQ, have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. Failure to comply with environmental laws, regulations, permits and orders may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations. Two examples of these costs and liabilities are described below.

We have been in discussions on a voluntary basis with the LDEQ regarding our participation in that agency’s “Small Refinery and Single Site Refinery Initiative.” While no specific compliance and enforcement expenditures have been requested as a result of our discussions, we anticipate that we will ultimately be required to make emissions reductions requiring capital investments between an aggregate of $1.0 million and $3.0 million over a three to five year period at the Company’s three Louisiana refineries. As part of the initiative we also expect to settle approximately $0.2 million worth of penalties assessed by the LDEQ.

We recently received an OSHA citation for various process-safety violations which resulted in a penalty totalling $0.1 million. We plan to have an informal conference with OSHA to clarify the citations received and contest the citation amount. We also estimate potential expenditures of $0.8 million to remediate OSHA compliance issues as part of the Penreco acquisition.

Our business subjects us to the inherent risk of incurring significant environmental liabilities in the operation of our refineries and related facilities.

There is inherent risk of incurring significant environmental costs and liabilities in the operation of our refineries, terminal, and related facilities due to our handling of petroleum hydrocarbons and wastes, air emissions and water discharges related to our operations, and historical operations and waste disposal practices by prior owners. We currently own or operate properties that for many years have been used for industrial activities, including refining or terminal storage operations. Petroleum hydrocarbons or wastes have been released on or under the properties owned or operated by us. Joint and several strict liability may be incurred in connection with such releases of petroleum hydrocarbons and wastes on, under or from our properties and facilities. Private parties, including the owners of properties adjacent to our operations and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. We may not be able to recover some or any of these costs from insurance or other sources of indemnity.

Increasingly stringent environmental laws and regulations, unanticipated remediation obligations or emissions control expenditures and claims for penalties or damages could result in substantial costs and liabilities, and our ability to make distributions to our unitholders could suffer as a result. Neither the owners of our general partner nor their affiliates have indemnified us for any environmental liabilities, including those arising from non-compliance or pollution, that may be discovered at, or arise from operations on, the assets they contributed to us in connection with the closing of our initial public offering. As such, we can expect no economic assistance from any of them in the event that we are required to make expenditures to investigate or remediate any petroleum hydrocarbons, wastes or other materials.

We are exposed to trade credit risk in the ordinary course of our business activities.

We are exposed to risks of loss in the event of nonperformance by our customers and by counterparties of our forward contracts, options and swap agreements. Some of our customers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with other parties. Any increase in the nonpayment or nonperformance by our customers and/or counterparties could reduce our ability to make distributions to our unitholders.

If we do not make acquisitions on economically acceptable terms, our future growth will be limited.

Our ability to grow depends on our ability to make acquisitions that result in an increase in the cash generated from operations per unit. If we are unable to make these accretive acquisitions either because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms, or (3) outbid by competitors, then our future growth and ability to increase distributions will be limited. Furthermore, any acquisition involves potential risks, including, among other things:

•	performance from the acquired assets and businesses that is below the forecasts we used in evaluating the acquisition;

•	a significant increase in our indebtedness and working capital requirements;

•	an inability to timely and effectively integrate the operations of recently acquired businesses or assets, particularly those in new geographic areas or in new lines of business;

•	the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets;

•	the diversion of management’s attention from other business concerns; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and our unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of our funds and other resources.

Our refineries and terminal operations face operating hazards, and the potential limits on insurance coverage could expose us to potentially significant liability costs.

Our operations are subject to significant interruption, and our cash from operations could decline if any of our facilities experiences a major accident or fire, is damaged by severe weather or other natural disaster, or otherwise is forced to curtail its operations or shut down. These hazards could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations.

We are not fully insured against all risks incident to our business. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. Our business interruption insurance will not apply unless a business interruption exceeds 90 days. We are not insured for environmental accidents. If we were to incur a significant liability for which we were not fully insured, it could diminish our ability to make distributions to unitholders.

Downtime for maintenance at our refineries will reduce our revenues and cash available for distribution.

Our refineries consist of many processing units, a number of which have been in operation for a long time. One or more of the units may require additional unscheduled downtime for unanticipated maintenance or repairs that are more frequent than our scheduled turnaround for each unit every one to five years. Scheduled and unscheduled maintenance reduce our revenues during the period of time that our units are not operating and could reduce our ability to make distributions to our unitholders.

We are subject to strict regulations at many of our facilities regarding employee safety, and failure to comply with these regulations could reduce our ability to make distributions to our unitholders.

The workplaces associated with the refineries we operate are subject to the requirements of the federal OSHA and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local government authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances could reduce our ability to make distributions to our unitholders if we are subjected to fines or significant compliance costs.

We face substantial competition from other refining companies.

The refining industry is highly competitive. Our competitors include large, integrated, major or independent oil companies that, because of their more diverse operations, larger refineries and stronger capitalization, may be better positioned than we are to withstand volatile industry conditions, including shortages or excesses of crude oil or refined products or intense price competition at the wholesale level. If we are unable to compete effectively, we may lose existing customers or fail to acquire new customers. For example, if a competitor attempts to increase market share by reducing prices, our operating results and cash available for distribution to our unitholders could be reduced.

Our credit agreements contain operating and financial restrictions that may restrict our business and financing activities.

The operating and financial restrictions and covenants in our credit agreements and any future financing agreements could restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit agreements restrict our ability to:

•	pay distributions;

•	incur indebtedness;

•	grant liens;

•	make certain acquisitions and investments;

•	make capital expenditures above specified amounts;

•	redeem or prepay other debt or make other restricted payments;

•	enter into transactions with affiliates;

•	enter into a merger, consolidation or sale of assets; and

•	cease our crack spread hedging program.

Our ability to comply with the covenants and restrictions contained in our credit agreements may be affected by events beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit agreements, a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions may be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit agreements are secured by substantially all of our assets including Penreco, and if we are unable to repay our indebtedness under our credit agreements, the lenders could seek to foreclose on our assets.

The credit agreement that we expect to execute in connection with the Penreco acquisition will contain operating and financial restrictions similar to the items listed above, which we believe will generally be at least as restrictive as those under our existing credit facility. Financial covenants that we expect to be in the new credit agreement include a maximum consolidated leverage ratio of not more than 4.00 to 1.00 and a minimum consolidated interest coverage ratio of not less than 2.50 to 1.00. The failure to comply with any of these covenants would cause a default under the credit facility. A default, if not waived, could result in acceleration of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing were available, it may be on terms that are less attractive to us than our then existing credit facility or it may not be on terms that are acceptable to us.

An increase in interest rates will cause our debt service obligations to increase.

Borrowings under our current revolving credit facility bear interest at a floating rate (7.75% as of September 30, 2007). Borrowings under our current term loan facility bear interest at a floating rate (9.23% as of September 30, 2007). We expect the rates associated with our new credit facility used to finance a portion of the Penreco acquisition will be approximately London Interbank Offered Rate (“LIBOR”) + 3.50%; however, the rates are subject to adjustment based on fluctuations in the LIBOR, prime rate and our credit quality at the time the debt is issued. An increase in the interest rates associated with our floating-rate debt would increase our debt service costs and affect our results of operations and cash flow available for distribution to our unitholders. In addition, an increase in our interest rates could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.

Our business and operations could be adversely affected by terrorist attacks.

The U.S. government may continue to issue public warnings that indicate that energy assets might be specific targets of terrorist organizations. The continued threat of terrorism and the impact of military and other actions will likely lead to increased volatility in prices for natural gas and oil and could affect the markets for our products. These developments have subjected our operations to increased risk and, depending on their ultimate magnitude, could have a material adverse affect on our business. We do not carry any terrorism risk insurance.

Due to our limited asset and geographic diversification, adverse developments in our operating areas would reduce our ability to make distributions to our unitholders.

We rely primarily on sales generated from products processed from the refineries we own. Furthermore, a significant amount of our assets and operations are located in northwest Louisiana. Due to our limited diversification in asset type and location, an adverse development in these businesses or areas, including adverse developments due to catastrophic events or weather, decreased supply of crude oil feedstocks and/or decreased demand for refined petroleum products, would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets in more diverse locations.

We depend on key personnel for the success of our business and the loss of those persons could adversely affect our business and our ability to make distributions to our unitholders.

The loss of the services of any member of senior management or key employee could have an adverse effect on our business and reduce our ability to make distributions to our unitholders. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or other key employees if their services were no longer available. Except with respect to Mr. Grube, neither we, our general partner nor any affiliate thereof has entered into an employment agreement with any member of our senior management team or other key personnel. Furthermore, we do not maintain any key-man life insurance.

We depend on unionized labor for the operation of our refineries. Any work stoppages or labor disturbances at these facilities could disrupt our business.

Substantially all of our operating personnel are employed under collective bargaining agreements that expire in January 2009 and March 2010. Our inability to renegotiate these agreements as they expire, any work stoppages or other labor disturbances at these facilities could have an adverse effect on our business and reduce our ability to make distributions to our unitholders. In addition, employees who are not currently represented by labor unions may seek union representation in the future, and any renegotiation of current collective bargaining agreements may result in terms that are less favorable to us.

The operating results for our fuels segment and the asphalt we produce and sell are seasonal and generally lower in the first and fourth quarters of the year.

The operating results for the fuel products segment and the selling prices of asphalt products we produce can be seasonal. Asphalt demand is generally lower in the first and fourth quarters of the year as compared to the second and third quarters due to the seasonality of road construction. Demand for gasoline is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic. In addition, our natural gas costs can be higher during the winter months. Our operating results for the first and fourth calendar quarters may be lower than those for the second and third calendar quarters of each year as a result of this seasonality.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately, or prevent fraud which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

Effective internal controls are necessary for us to provide reliable financial reports to prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including compliance with the obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 requires us, among other things, annually to review and report on, and our independent registered public accounting firm annually to attest to, our internal control over financial reporting. Any failure to develop or maintain effective controls, or difficulties encountered in their implementation or other effective improvement of our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

Risks Inherent in an Investment in Us

At the completion of this offering of common units, the families of our chairman and chief executive officer and president, The Heritage Group and certain of their affiliates will own a 57.2% limited partner interest in us and own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to other unitholders’ detriment.

At the completion of this offering, the families of our chairman and chief executive officer and president, the Heritage Group, and certain of their affiliates will own a 57.2% limited partner interest in us. In addition, The Heritage Group and the families of our chairman and chief executive officer and president own our general partner. Conflicts of interest may arise between our general partner and its affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, the general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	our general partner is allowed to take into account the interests of parties other than us, such as its affiliates, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner has limited its liability and reduced its fiduciary duties under our partnership agreement and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash that is distributed to unitholders;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or a capital expenditure for acquisitions or capital improvements, which does not. This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units;

•	our general partner has the flexibility to cause us to enter into a broad variety of derivative transactions covering different time periods, the net cash receipts from which will increase operating surplus and adjusted operating surplus, with the result that our general partner may be able to shift the recognition of operating surplus and adjusted operating surplus between periods to increase the distributions it and its affiliates receive on their subordinated units and incentive distribution rights or to accelerate the expiration of the subordination period; and

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

The Heritage Group and certain of its affiliates may engage in limited competition with us.

Pursuant to the omnibus agreement we entered into in connection with our initial public offering, The Heritage Group and its controlled affiliates have agreed not to engage in, whether by acquisition or otherwise, the business of refining or marketing specialty lubricating oils, solvents and wax products as well as gasoline, diesel and jet fuel products in the continental United States (“restricted business”) for so long as it controls us. This restriction does not apply to certain assets and businesses, which are:

•	any business owned or operated by The Heritage Group or any of its affiliates at the closing of our initial public offering;

•	the refining and marketing of asphalt and asphalt-related products and related product development activities;

•	the refining and marketing of other products that do not produce “qualifying income” as defined in the Internal Revenue Code;

•	the purchase and ownership of up to 9.9% of any class of securities of any entity engaged in any restricted business;

•	any restricted business acquired or constructed that The Heritage Group or any of its affiliates acquires or constructs that has a fair market value or construction cost, as applicable, of less than $5.0 million;

•	any restricted business acquired or constructed that has a fair market value or construction cost, as applicable, of $5.0 million or more if we have been offered the opportunity to purchase it for fair market value or construction cost and we decline to do so with the concurrence of the conflicts committee of the board of directors of our general partner; and

•	any business conducted by The Heritage Group with the approval of the conflicts committee of the board of directors of our general partner.

Although Mr. Grube is prohibited from competing with us pursuant to the terms of his employment agreement, the owners of our general partner, other than The Heritage Group, are not prohibited from competing with us.

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

•	Permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of our partnership or amendment to our partnership agreement;

•	Provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	Generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	Provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Unitholders have limited voting rights and are not entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors, and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by the members of our general partner. Furthermore, if the unitholders were dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

The unitholders are unable initially to remove the general partner without its consent because the general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. At the completion of this offering, the owners of our general partner and certain of their affiliates will own 58.4% of our common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner during the subordination period because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

Our partnership agreement restricts the voting rights of those unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and thereby control the decisions taken by the board of directors.

We do not have our own officers and employees and rely solely on the officers and employees of our general partner and its affiliates to manage our business and affairs.

We do not have our own officers and employees and rely solely on the officers and employees of our general partner and its affiliates to manage our business and affairs. We can provide no assurance that our general partner will continue to provide us the officers and employees that are necessary for the conduct of our business nor that such provision will be on terms that are acceptable to us. If our general partner fails to provide us with adequate personnel, our operations could be adversely impacted and our cash available for distribution to unitholders could be reduced.

We may issue additional common units without unitholder approval, which would dilute our current unitholders’ existing ownership interests.

In general, during the subordination period, we may issue up to 6,533,000 additional common units without obtaining unitholder approval, which units we refer to as the “basket.” We can also issue an unlimited number of common units in connection with accretive acquisitions and capital improvements that increase cash flow from operations per unit on an estimated pro forma basis. We can also issue additional common units if the proceeds are used to repay certain of our indebtedness.

The issuance of additional common units or other equity securities of equal or senior rank to the common units will have the following effects:

•	our unitholders’ proportionate ownership interest in us may decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished;

•	the market price of the common units may decline; and

•	the ratio of taxable income to distributions may increase.

After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Our general partner’s determination of the level of cash reserves may reduce the amount of available cash for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it establishes as necessary to fund our future operating expenditures. In addition, our partnership agreement also permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These reserves will affect the amount of cash available for distribution to unitholders.

Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to unitholders.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. Any such reimbursement will be determined by our general partner and will reduce the cash available for distribution to unitholders. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us.

Our general partner has a limited call right that may require unitholders to sell their units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the issued and outstanding common units, our general partner will have the right, but not the obligation, which right it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, unitholders may be required to sell their common units to our general partner, its affiliates or us at an undesirable time or price and may not receive any return on their investment. Unitholders may also incur a tax liability upon a sale of their common units. At the completion of this offering, our general partner and its affiliates will own approximately 30.1% of the outstanding common units, and at the end of the subordination period, assuming no additional issuances of common units, our general partner and its affiliates will own approximately 58.4% of the common units.

Unitholder liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. Unitholders could be liable for any and all of our obligations as if they were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	unitholders’ right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, which we call the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Purchasers of units who become limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser of the units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Our common units have a limited trading history and a low daily trading volume compared to other units representing limited partner interests.

Our common units are traded publicly on the NASDAQ Global Market under the symbol “CLMT.” However, our common units have a limited trading history and a low daily trading volume compared to many other units representing limited partner interests quoted on the NASDAQ. As a result, the price of our common units may continue to be volatile.

The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	changes in commodity prices or refining margins;

•	loss of a large customer;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Tax Consequences” in this prospectus supplement and “Material Tax Consequences” in the accompanying prospectus for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us, other than as described above.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe based upon our current operations that we are so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation personally as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, at the federal level, legislation has been proposed that would eliminate partnership tax treatment for certain publicly traded partnerships. Although such legislation would not apply to us as currently proposed, it could be amended prior to enactment in a manner that does apply to us. We are unable to predict whether any of these changes, or other proposals will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. At the state level, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, beginning in 2008, we will be required to pay Texas franchise tax at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of such a tax on us by Texas and, if applicable, by any other state will reduce the cash available for distribution to you.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels will be adjusted to reflect the impact of that law on us.

For information regarding risks relating to the Penreco acquisition, please read “— The assets and operations we are acquiring pursuant to the Penreco acquisition may be subject to federal income tax.”

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees,” in the accompanying prospectus.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss” in the accompanying prospectus for a further discussion of the foregoing.

Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we take depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election” in the accompanying prospectus for a further discussion of the effect of the depreciation and amortization positions we adopted.

We have adopted certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

We have a subsidiary that is treated as a corporation for federal income tax purposes and subject to corporate-level income taxes.

We conduct all or a portion of our operations in which we market finished petroleum products to certain end-users through a subsidiary that is organized as a corporation. We may elect to conduct additional operations through this corporate subsidiary in the future. This corporate subsidiary is subject to corporate-level tax, which will reduce the cash available for distribution to us and, in turn, to our unitholders. If the IRS were to successfully assert that this corporation has more tax liability than we anticipate or legislation was enacted that increased the corporate tax rate, our cash available for distribution to our unitholders would be further reduced.

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders which could result in us filing two tax returns (and unitholders receiving two Schedule K-1s) for one fiscal year. Our termination could also result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Tax Consequences — Disposition of Common Units — Constructive Termination” in the accompanying prospectus for a discussion of the consequences of our termination for federal income tax purposes.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to federal income taxes, our common unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if unitholders do not live in any of those jurisdictions. Our common unitholders will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We own assets and/or do business in Arkansas, California, Connecticut, Delaware, Florida, Georgia, Indiana, Illinois, Kentucky, Louisiana, Massachusetts, Mississippi, Missouri, New Jersey, New York, Ohio, Pennsylvania, South Carolina, Texas, Utah and Virginia, and Penreco conducts operations in additional states. Each of these states, other than Texas and Florida, currently imposes a personal income tax, and all of these states impose an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or do business in additional states that impose a personal income tax. It is the responsibility of our common unitholders to file all United States federal, foreign, state and local tax returns.

USE OF PROCEEDS

We will receive net proceeds, including our general partner’s proportionate capital contribution, of approximately $100.1 million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $1.2 million. We will use the net proceeds from this offering as follows:

•	to repay approximately $75.0 million of borrowings estimated to be outstanding at the closing of this offering under our revolving credit facility incurred to fund our Shreveport refinery expansion project; and

•	to fund approximately $25.1 million of the purchase price for the Penreco acquisition.

Pending the closing of the Penreco acquisition, we will invest the approximately $25.1 million in short-term liquid investment grade securities.

If the Penreco acquisition does not close, we will use the approximately $25.1 million to fund a portion of our Shreveport refinery expansion project or for general partnership purposes.

If the underwriters exercise their option to purchase additional units, we will use the additional net proceeds either to fund a portion of our Shreveport refinery expansion project or for general partnership purposes.

CAPITALIZATION

The following table shows:

•	our historical cash and capitalization as of September 30, 2007;

•	on a pro forma basis, to reflect the sale of common units in this offering, the application of approximately $34.0 million of the net proceeds to repay borrowings under our revolving credit facility, the application of the balance of the net proceeds to cash and cash equivalents and our general partner’s proportionate capital contribution; and

•	on a pro forma as adjusted basis, to reflect the sale of common units in this offering, the expected application of the estimated net proceeds therefrom to fund a portion of the purchase price for the Penreco acquisition and the repayment of borrowings under of our revolving credit facility, our general partner’s proportionate capital contribution, borrowings under our new senior secured first lien term loan credit facility and the repayment of our current term loan.

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

As described in “Use of Proceeds,” we will use a portion of the net proceeds from this offering to repay approximately $75.0 million of borrowings estimated to be outstanding at the closing of this offering under our revolving credit facility.

	As of September 30, 2007
			Pro Forma,
	Historical	Pro Forma	as Adjusted
	(in thousands)

Cash and cash equivalents	$28	$66,065	$36,095
Long term debt, including current portion:
Revolving credit loan	34,019	—	—
Term loan	30,174	30,174	275,000
Capital lease obligation	3,625	3,625	3,625

Total debt	67,818	33,799	278,625
Partners’ capital:
Common unitholders	284,257	382,200	382,025
Subordinated unitholders	49,924	49,924	49,701
General partner’s interest	16,768	18,881	18,870
Accumulated other comprehensive loss	(22,021)	(22,021)	(22,021)

Total partners’ capital	328,928	428,984	428,575

Total capitalization	$396,746	$462,783	$707,200

PENRECO ACQUISITION

Overview of the Acquisition

On October 19, 2007 we executed a definitive purchase and sale agreement to purchase 100% of the partnership interests of Penreco for an aggregate purchase price of approximately $267 million, including a purchase price adjustment currently estimated to be approximately $27 million. Penreco markets a wide variety of specialty petroleum products including white mineral oils, petrolatums, solvents, gelled hydrocarbons (gels), naphthenic base oils (inkols), cable products and natural petroleum sulfonates. These products are sold to manufacturers that produce end products sold primarily in the cosmetic, pharmaceutical, food and household product industries and for various industrial applications. Penreco operates two specialty hydrocarbon processing facilities located in Karns City, Pennsylvania and Dickinson, Texas. The acquisition is expected to close in late 2007.

We believe that the Penreco acquisition will provide several key strategic benefits. The acquisition provides market synergies within our solvents and process oil product lines. It also gives us additional operational and logistics flexibility. Furthermore, the acquisition broadens our customer base and gives us access to new markets, which could allow us to upgrade margins on our current products.

You should carefully review the audited financial statements for Penreco and the pro forma condensed consolidate financial information contained in our current report on Form 8-K, which we filed on November 8, 2007 and is incorporated by reference into this prospectus supplement. For more information regarding risks related to the acquisition please read “Risk Factors — Risks Related to the Pereco Acquisition and Other Potential Acquisitions.”

Acquisition Funding

We intend to fund the estimated $267 million purchase price for the Penreco acquisition and related fees and expenses with:

•	$25 million of net proceeds from this offering; and

•	$242 million of borrowings under our new senior secured first lien credit facility.

The closing of this offering is not contingent upon the closing of the Penreco acquisition. Accordingly, if you decide to purchase common units from us, you should be willing to do so whether or not we complete the Penreco acquisition.

Overview of Penreco

History

Penreco was formed in 1997 by Pennzoil Products Company, and Conoco Inc., a predecessor to ConocoPhillips Company. In 2001, Pennzoil Products Company sold its 50% interest to M.E. Zukerman Specialty Oil Company. The businesses contributed by the two founding companies have over 125 years of operating history and have been and continue to be a leading producer of high quality, specialty hydrocarbon products. Penreco has two operating facilities and seven major specialty product lines which serve a variety of industries. The company also has several long-term feedstock supply agreements with reputable suppliers. For a discussion of these supply agreements, please read “— Penreco feedstocks and related contracts.”

Description of operating assets

Penreco’s operating assets consist of:

•	Karns City, Pennsylvania plant. The Karns City, Pennsylvania plant is located 50 miles north of Pittsburgh, Pennsylvania and has the capacity to process approximately 5,500 bpd of base oils to produce white mineral oils, petrolatums, solvents, gelled hydrocarbons, cable fillers, and natural petroleum sulfonates. The plant has six major processes including hydrotreating, acid treating, bender treating, fractionation, filtering, and blending. This plant has approximately 130 employees covered by a collective bargaining agreement with United Steel Workers that will expire in January 2009.

•	Dickinson, Texas plant. The Dickinson, Texas plant is located 30 miles south of Houston, Texas and has the capacity to process approximately 1,300 bpd of base oils to produce white mineral oils, compressor lubricants, and natural petroleum sulfonates. The plant has three major processes including acid treating, filtering, and blending. This plant has approximately 20 employees covered by a collective bargaining agreement with the International Union of Operating Engineers that will expire in March 2010.

Summary of Penreco product lines

The following table contains Penreco’s primary product lines as well as typical product applications:

Product Line	Typical Application

White Mineral Oils	Cosmetics, creams, lotions, personal care, plastics, baby oils, textile lubricants, grain dedust
Petrolatums	Cosmetics, toiletries, personal care, pharmaceuticals, petroleum jelly, food coatings
Solvents	Printing inks, aluminum rolling oils, cleaning products, drilling fluids, water treating
Gels	Cosmetics, candles, consumer products
Inkols	Printing ink
Cable Filler Products	Copper cable filler
Natural Petroleum Sulfonates	Surfactants, rust inhibitors

These products are complementary to our current product lines as many of them utilize feedstocks that have been supplied by our current facilities at times. These products are sold to manufacturers that produce end-products sold primarily in the cosmetic, pharmaceutical, food and household product industries and for various industrial applications.

Penreco competitors

Penreco faces competition from a combination of large, integrated petroleum companies and independent refiners. These competitors may have greater flexibility in responding to or absorbing market changes occurring in one or more of the following product lines.

White Mineral Oils:  Primary competitors include Sonneborn Refined Products, Inc., Petro-Canada, and ExxonMobil.

Petrolatums:  Primary competitors include Sonneborn Refined Products, Inc. and ExxonMobil.

Solvents:  Primary competitors include ExxonMobil, ChevronPhillips, Sasol, Shell and Citgo.

Inkols:  Primary competitors include Ergon Refining, Inc.

Cable Filler Products:  Primary competitors include Sonneborn Refined Products, Inc.

Sulfonates:  Primary competitors include Chemtura.

Penreco customers

Penreco has a diversified customer base in a variety of industries ranging from pharmaceuticals to industrial solvents. Most of these customers are long-term customers who use Penreco’s products in specialty applications, which have high barriers to entry and high costs of conversion. We have existing relationships with some of Penreco’s customers for various products. We intend to better serve these customers with the additional products Penreco is able to produce.

Penreco feedstocks and related contracts

Penreco’s primary feedstocks include lubricating base oils, kerosene, diesel, unrefined petrolatum, and waxes. These feedstocks are purchased in a variety of grades and specifications depending on the requirements of the finished product. In 2006, Penreco purchased approximately 60% of its feedstocks from ConocoPhillips.

We will enter into a number of long-term supply and other agreements at closing. These agreements include:

•	noncompetition agreements with ConocoPhillips and Zukerman that will restrict, for a period of five years after the close of the acquisition and subject to certain exclusions, ConocoPhillips, Zukerman and any of their respective affiliates from engaging in the business of marketing, manufacturing or distributing certain products that Penreco currently produces worldwide and from employing certain employees of Penreco;

•	a base oil feedstock purchase agreement with ConocoPhillips, under which ConocoPhillips will supply us with a minimum volume of base oil used to produce white mineral oils for approximately three years at pricing based on established market indices less a pricing differential;

•	integrated feedstock purchase agreement and refinery unit operating agreement with ConocoPhillips related to the production and supply to us specialty solvents produced at their Lake Charles, LA facility at pricing based on established market indices and under which ConocoPhillips must meet minimum supply targets or pay a per gallon fee for the volume shortfall during the first five years of the ten-year term of such agreements; and

•	a hydrodewaxed diesel feedstock purchase agreement with ConocoPhillips, under which ConocoPhillips will supply, for approximately ten years, us with a minimum volume of hydrodewaxed diesel used to manufacture specialty solvents at pricing based on established market indices.

In addition, Penreco has a toll processing agreement with South Hampton Refining Co. to process approximately 1,600 bpd of solvents. The feedstock for these products is supplied through a long-term purchase agreement.

Penreco employees

Penreco currently has approximately 290 employees, the majority of whom will become our employees except for the employees related to certain business activities as summarized in “Risk Factors — Risks Related to Our Business.” Approximately 160 of Penreco’s employees are represented under collective bargaining agreements. Penreco has a collective bargaining agreement with the United Steel Workers at the Karns City, Pennsylvania plant, which extends through January

2009. The Dickinson, Texas plant has a collective bargaining agreement with the International Union of Operating Engineers (IUOE) local 564, which extends through March 2010.

Penreco purchase and sale agreement summary

The following list is a brief summary of the key terms and provisions of the purchase and sale agreement. Please refer to the Form 8-K filed by us on October 22, 2007, and incorporated by reference into this prospectus supplement for the entire agreement.

•	Under the purchase and sale agreement, each Seller will sell to us a 50% general partner interest in Penreco.

•	We will assume the tolling agreement described above.

•	We will enter into the supply contracts and noncompete agreements described above.

•	All of Penreco’s right, title and interest in its assets used in connection with trucking operations at Karns City, Pennsylvania will be conveyed to a third party purchaser. If no such third party purchaser is identified prior to closing, we will purchase such assets. Penreco will indemnify the purchaser of such assets against any unavoidable employee costs related to the sale.

•	The purchase and sale agreement contains customary representations and warranties, including those relating to the Sellers’ authority to transfer their interests in Penreco; the authority of the parties to enter into the agreement; the absence of litigation impacting the parties’ abilities to perform their obligations under the agreement; the absence of any outstanding rights or options requiring Penreco to issue any additional equity interests; that Penreco’s financial position is presented fairly in all material respects in the audited financial statements included in the schedules to the agreement; tax matters; good title and valid lease or license for all of the assets related to Penreco’s business; labor matters; employee benefits matters; environmental liabilities; patents and trademarks; the possession and effectiveness of all requisite permits; and the sufficiency of our underwritten financing commitment.

•	The Penreco acquisition is structured as a purchase of the partnership interests of Penreco rather than its assets. As a result, we are assuming certain liabilities of Penreco, including unknown and contingent liabilities. The agreement contains limited indemnification provisions relating to certain of these liabilities. The agreement requires the Sellers to indemnify us against any tax claim related to a period prior to the closing. Each of the Sellers will also indemnify us against claims arising from: a breach of the Sellers’ representations and warranties; a Seller’s failure to perform its obligations under the agreement; certain disagreements under the collective bargaining agreements; certain of Penreco’s benefit and incentive plans; and environmental claims relating to the assets of Penreco that will not be conveyed to us at the closing. Each Seller’s liability is limited to 50% of our loss. Each Seller’s indemnification obligations are generally subject to a limit of $2.0 million and a deductible of $1.0 million per claim, or $10.0 million for all claims in the aggregate. Each Seller’s indemnification obligations for matters arising between signing and closing are subject to a limit of $5.0 million and a deductible of $0.5 million. We have agreed to indemnify the Sellers against liabilities resulting from any breach of our representations and warranties or our failure to perform our obligations under the agreement. We have also agreed to indemnify the Sellers against any indebtedness in their respective capacities as general partners of Penreco.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are quoted and traded on the NASDAQ Global Market under the symbol “CLMT.” As of November 6, 2007, we had 16,366,000 common units outstanding, and there were approximately 14 holders of record of our common units.

The following table shows the low and high sales prices per common unit, as reported by the NASDAQ Global Market, for the periods indicated. Distributions are shown in the quarter for which they were paid. For all periods, an identical cash distribution was paid on all outstanding common and subordinated units with the minimum quarterly distribution being met for all periods. The last reported sales price of the common units on the NASDAQ Global Market on November 14, 2007, was $36.98.

	Price Ranges		Cash Distribution
	Low	High	Per Unit

2007:
First quarter	$39.64	$48.50	$0.60
Second quarter	46.36	55.26	0.63
Third quarter(1)	42.27	52.90	0.63
Fourth quarter(2)	36.98	50.99	N/A
2006:
First quarter(3)	$21.70	$27.95	$0.30	(4)
Second quarter	27.11	36.94	0.45
Third quarter	28.79	32.58	0.55
Fourth quarter	32.58	32.58	0.60

(1)	The cash distribution for this period was declared by the board of directors of our general partner on October 8, 2007, and will be paid on November 14, 2007 to holders of record as of the close of business November 2, 2007. The first distribution payable on the units offered by this prospectus supplement will be declared in January 2008 and payable in February 2008 with respect to the fourth quarter of 2007.

(2)	Through November 14, 2007.

(3)	January 26, 2006, the day our common units began trading on the NASDAQ Global Market, through March 31, 2006.

(4)	Reflects the pro rata portion of the $0.45 quarterly distribution per unit paid, representing the period from January 31, 2006 through March 31, 2006.

TAX CONSEQUENCES

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material Tax Consequences” in the accompanying prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS with respect to our partnership status. We have, however, requested a ruling from the IRS with respect to treating certain types of income generated by the Penreco assets and business operations as qualifying income for the purposes of Section 7704 of the Internal Revenue Code. For a discussion regarding the importance of qualifying income and our treatment as a partnership for federal income tax purposes, please read “Material Tax Consequences — Partnership Status” in the accompanying prospectus.

We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the period ending December 31, 2009, then you will be allocated, on a cumulative basis, a net amount of federal taxable income for that period that will be approximately 20% of the cash distributed to you with respect to that period. These estimates are based upon the assumption that our available cash for distribution will be sufficient for us to make quarterly distributions of $0.63 per unit to the holders of our common units, and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units. For example, the percentage of distributions that will constitute taxable income to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for deprecation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

See “Material Tax Consequences — Tax Consequences of Unit Ownership” in the accompanying prospectus.

Ownership of common units by tax-exempt entities, regulated investment companies and non-U.S. investors raises issues unique to such persons. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

For information regarding tax consequences of our Penreco acquisition, please read “Risk Factors — Risks Related to the Penreco Acquisition and Other Potential Acquisitions — The assets and operations we are acquiring pursuant to the Penreco acquisition may be subject to federal income tax. . .”

INVESTMENT IN CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans, IRAs and tax deferred annuities established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b) the entity is an “operating company”, meaning it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, but excluding employee benefit plans not subject to ERISA or Section 4975 or the Internal Revenue Code, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

Plan fiduciaries contemplating a purchase of common units are encouraged to consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith, Incorporated are the representatives of the underwriters.

Underwriters	Number of Common Units

Goldman, Sachs & Co.	1,120,000
Merrill Lynch, Pierce, Fenner & Smith,
Incorporated	1,120,000
Deutsche Bank Securities Inc.	560,000

Total	2,800,000

The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the common units covered by the option described below unless and until this option is exercised.

If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 420,000 common units from us. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 420,000 additional common units.

Paid by the Partnership

	No Exercise	Full Exercise

Per Common Unit	$1.5717	$1.5717
Total	$4,400,760	$5,060,874

Common units sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $0.943 per common unit from the initial offering price. If all the common units are not sold at the initial offering price, the representatives may change the offering price and the other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, Fred M. Fehsenfeld, Jr. and certain related trusts, F. William Grube and certain related trusts, The Heritage Group, our general partner and the directors and executive officers of our general partner, have agreed with the underwriters, subject to certain exceptions, not to offer, sell, hedge, contract to sell, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of their common units or securities convertible into or exchangeable for common units during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives, and except with respect to common units and other equity-based awards issued or issuable pursuant to our long-term incentive plan. This agreement does not apply to any existing employee benefit plans.

Our common units are listed on the NASDAQ Global Market under the symbol “CLMT.”

In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase additional common units pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common units, and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to purchasing the common units being offered pursuant to this prospectus supplement, between November 13, 2007 and November 14, 2007, one of the underwriters purchased, on behalf of the syndicate, 164,719 common units at an average price of $37.3014 per unit in stabilizing transactions.

Because the Financial Industry Regulatory Authority views the common units offered under this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed on the NASDAQ Global Market or a national securities exchange.

A prospectus in electronic format may be made available on the website maintained by the representative and may also be made available on websites maintained by other underwriters. The representative may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common units offered.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.2 million.

In no event will the maximum amount of compensation to be paid to FINRA members in connection with this offering exceed 10% plus 0.5% for bona fide due diligence.

We and our general partner have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for our predecessor, us and our general partner and its subsidiaries, for which they received or will receive customary fees and expenses. We have entered, in the ordinary course of business, into various derivative financial instrument transactions related to our crude oil and natural gas purchases and sales of finished fuel products, including diesel and gasoline crack spread hedges, with J. Aron & Co., an affiliate of Goldman, Sachs & Co., and Merrill Lynch Commodities, Inc., an affiliate of Merrill Lynch, Pierce, Fenner & Smith, Incorporated, and issued to J. Aron & Co. a $50.0 million letter of credit. We may enter into similar arrangements with J. Aron & Co. in the future. Merrill Lynch serves as a financial advisor to us in connection with our acquisition of Penreco and will receive customary fees and expenses in connection with such role.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of Calumet Specialty Products Partners, L.P. for the year ended December 31, 2006 included in our Current Report on Form 8-K filed on November 6, 2007 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated balance sheet of Calumet GP, LLC as of December 31, 2006 included in our Current Report on Form 8-K filed on November 6, 2007 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The audited historical financial statements included on page 3 of Calumet Specialty Products Partners, L.P.’s Current Report on Form 8-K dated November 8, 2007 have been so incorporated by reference in this prospectus supplement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the principal offices of the SEC located at Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained from the SEC’s web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

We “incorporate by reference” information into this prospectus supplement, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained expressly in this prospectus supplement, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus supplement is current as of any date other than the date on the front page of this prospectus supplement.

Any information that we file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, and that is deemed “filed” with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2006, as revised and reported on our Current Report on Form 8-K filed on November 6, 2007;

•	Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

•	Our Current Reports on Form 8-K filed on September 5, 2007, October 22, 2007, November 6, 2007, November 8, 2007, November 9, 2007 and November 13, 2007; and

•	The description of our common units contained in our registration statement on Form 8-A filed on January 18, 2006 and any subsequent amendment thereto filed for the purpose of updating such description.

You may request a copy of these filings at no cost, by making written or telephone requests for such copies to:

Investor Relations
Calumet Specialty Products Partners, L.P.
2780 Waterfront Pkwy E. Drive
Suite 200
Indianapolis, Indiana 46214
(317) 328-5660

You should rely only on the information incorporated by reference or provided in this prospectus supplement. If information in incorporated documents conflicts with information in this prospectus supplement you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. You should not assume that the information in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents. We have not authorized anyone else to provide you with any information.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus supplement, the accompanying prospectus and the documents that we have incorporated herein by reference may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may”, “believe”, “expect”, “anticipate”, “estimate”, “continue”, or other similar words. The statements regarding (i) the Shreveport refinery expansion project’s expected completion date, its estimated cost, the resulting increases in production levels, and (ii) the Penreco estimated purchase price, potential financing, closing timeline and all other discussion of the Penreco acquisition, as well as other matters discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. These statements discuss future expectations or state other “forward-looking” information and involve risks and uncertainties. Specific factors could cause our actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the overall demand for specialty hydrocarbon products, fuels and other refined products;

•	our ability to produce specialty products and fuels that meet our customers’ unique and precise specifications;

•	the results of our hedging activities;

•	the availability of, and our ability to consummate, acquisition or combination opportunities;

•	satisfaction of the conditions to the closing of the Penreco acquisition;

•	integration of the operations of any businesses we acquire with our operations;

•	labor relations;

•	our access to capital to fund expansions or acquisitions and our ability to obtain debt or equity financing on satisfactory terms;

•	successful integration and future performance of acquired assets or businesses;

•	environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves;

•	maintenance of our credit rating and ability to receive open credit from our suppliers;

•	demand for various grades of crude oil and resulting changes in pricing conditions;

•	fluctuations in refinery capacity;

•	the effects of competition;

•	continued creditworthiness of, and performance by, counterparties;

•	the impact of crude oil price fluctuations and rapid increases;

•	the impact of current and future laws, rulings and governmental regulations;

•	shortages or cost increases of power supplies, natural gas, materials or labor;

•	weather interference with business operations or project construction;

•	fluctuations in the debt and equity markets; and

•	general economic, market or business conditions.

Other factors described herein, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents that we have incorporated by reference, including those described in the “Risk Factors” section of this prospectus supplement and the accompanying prospectus. We will not update these statements unless the securities laws require us to do so.

INTRODUCTION

Following are the unaudited pro forma consolidated financial statements of Calumet Specialty Partners, L.P. (“Calumet”) as of September 30, 2007, for the year ended December 31, 2006 and for the nine months ended September 30, 2007. The unaudited pro forma consolidated financial statements give effect to (i) Calumet’s initial public offering and related transactions in January 2006, (ii) its follow on offering and related transactions in July 2006, (iii) Calumet’s acquisition of Penreco, a Texas general partnership, (“Penreco”), (iv) the sale by Calumet of 2,800,000 common units and the issuance of debt under a new credit facility once the acquisition of Penreco (collectively, the “Transactions”). The unaudited pro forma consolidated balance sheet assumes that the Transactions occurred as of September 30, 2007. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2006 and for the nine months ended September 30, 2007 assume that the Transactions occurred on January 1, 2006. Adjustments related to the Transactions are described in the accompanying notes to the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements and accompanying notes should be read together with Calumet’s related historical consolidated financial statements and notes thereto included in its Current Report on Form 8-K for the year ended December 31, 2006 filed on November 6, 2007 and the Quarterly Report on Form 10-Q for the period ended September 30, 2007 as filed with the Securities and Exchange Commission and Penreco’s related historical financial statements and notes thereto. The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations were derived by adjusting the historical consolidated financial statements of Calumet and Penreco. These adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of the Transactions may differ from the effects reflected in the unaudited pro forma consolidated financial statements. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited consolidated pro forma financial statements.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the consolidated financial condition or results of operations of Calumet had the Transactions actually been completed at the beginning of the period or as of the date specified. Moreover, the unaudited pro forma consolidated financial statements do not project consolidated financial position or results of operations of Calumet for any future period or at any future date.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
(in thousands)

	As of September 30, 2007
	Calumet	Penreco
	Historical	Historical (s)	Adjustments		Pro Forma

Assets
Current assets:
Cash	$28	$—	$2,113	(b)	$36,095
			(266,584	)(c)
			97,943	(a)
			266,788	(d)
			(64,193	)(j)
Accounts receivable:
Trade, less allowance for doubtful accounts	115,008	41,344	—		156,352
Other	2,151	—	—		2,151

	117,159	41,344	—		158,503

Inventories	101,380	29,188	39,440	(e)	170,008
Derivative Assets	—	—	—		—
Prepaid expenses and other current assets	1,694	1,065	—		2,759

Total current assets	220,261	71,597	75,507		367,365
Property, plant and equipment, net	350,751	35,376	55,757	(f)	440,077
			(1,807	)(r)
Intangibles	—	—	82,555	(g)	82,555
Goodwill	—	—	21,252	(h)	21,252
Other noncurrent assets, net	6,090	1,911	8,212	(d)	15,652
			(561	)(i)

Total assets	$577,102	$108,884	$240,915		$926,901

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$123,712	$26,262	$—		$149,974
Accrued salaries, wages and benefits	4,598	4,292	(1,959	)(r)	6,931
Other taxes payable	7,399	583	—		7,982
Other current liabilities	3,167	2,393	—		5,560
Current portion of long-term debt	1,990	—	2,450	(j)	4,440
Derivative liabilities	41,480	—	—		41,480

Total current liabilities	182,346	33,530	491		216,367
Long-term debt, less current portion	65,828	—	208,357	(j)	274,185
Other noncurrent liabilities	—	68	7,706	(p)	7,774

Total liabilities	248,174	33,598	216,554		498,326

Commitments and contingencies
Partners’ capital:
Penreco partners’ capital	—	75,286	(75,286	)(k)	—
Common unitholders	284,257				382,025
			97,943	(a)
			(327	)(i)
			(1,807	)(r)
			1,959	(r)
Subordinated unitholders	49,924	—	(223	)(i)	49,701
General partner’s interest	16,768	—	2,113	(b)	18,870
			(11	)(i)
Accumulated other comprehensive income	(22,021)	—	—		(22,021)

Total partners’ capital	328,928	75,286	24,361		428,575

Total liabilities and partners’ capital	$577,102	$108,884	$240,915		$926,901

See accompanying notes to unaudited pro forma consolidated financial statements

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands except per unit data)

	Year Ended December 31, 2006
		Initial		Secondary		Calumet
	Calumet	Offering		Offering		Pro	Penreco
	Historical	Adjustments		Adjustments		Forma	Historical (s)	Adjustments		Pro Forma

Sales	$1,641,048	$—		$—		$1,641,048	$432,191	$(3,397	)(m)	$2,069,842
Cost of sales	1,436,108	—		—		1,436,108	378,460	1,686	(n)	1,821,514
								(3,397	)(m)
								(658	)(q)
								9,315	(o)

Gross profit (loss)	204,940	—		—		204,940	53,731	(10,343)		248,328

Operating costs and expenses:
Selling, general and administrative	20,430	—		—		20,430	22,833	419	(n)	43,682
Transportation	56,922	—		—		56,922	10,869	—		67,791
Taxes other than income taxes	3,592	—		—		3,592	975	—		4,567
Other	863	—		—		863	—	—		863

Operating income (loss)	123,133	—		—		123,133	19,054	(10,762)		131,425

Other income (expense):
Interest expense	(9,030)	847	(l)	1,384	(l)	(6,799)	(139)	(21,377	)(l)	(28,315)
Interest income	2,951	—		—		2,951	149	—		3,100
Debt extinguishment costs	(2,967)	—		—		(2,967)	—	—		(2,967)
Realized gain (loss) on derivative instruments	(30,309)	—		—		(30,309)	—	—		(30,309)
Unrealized gain (loss) on derivative instruments	12,264	—		—		12,264	—	—		12,264
Other	(274)	—		—		(274)	233	—		(41)

Total other income (expense)	(27,365)	847		1,384		(25,134)	243	(21,377)		(46,268)

Net income (loss) before income taxes	95,768	847		1,384		97,999	19,297	(32,139)		85,157
Income tax expense	190	—		—		190	—	—		190
Net income (loss)	$95,578	$847		$1,384		$97,809	$19,297	$(32,139)		$84,967

Allocation of Net Income
Net income applicable to Predecessor for the period through January 31, 2006	$4,408					$—				$—

Net income applicable to Calumet	91,170					97,809				84,967
Minimum quarterly distribution to common unitholders	(24,413)					(29,378)				(34,499)
General partner’s incentive distribution rights	(18,912)					(18,003)				(13,305)
General partner’s interest in net income	(845)					(1,006)				(999)
Common unitholders’ share of income in excess of minimum quarterly distribution	(18,312)					(18,580)				(14,905)

Limited partners’ interest in net income	$28,688					$30,842				$21,259

Basic and diluted net income per limited partner unit:
Common	$2.84					$2.94				2.58
Subordinated	$2.20					$2.36				1.64
Weighted average number of limited partner units outstanding:
Common — basic and diluted	14,642					16,321				19,166
Subordinated — basic and diluted	13,066					13,066				13,066

See accompanying notes to unaudited pro forma consolidated financial statements.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands except per unit data)

	Nine Months Ended September 30, 2007
	Calumet	Penreco
	Historical	Historical (s)	Adjustments		Pro Forma

Sales	$1,200,923	$324,606	$(647	)(m)	$1,524,882
Cost of sales	1,047,542	279,223	1,264	(n)	1,333,874
			(647	)(m)
			(494	)(q)
			6,986	(o)

Gross profit	153,381	45,383	(7,756)		191,008

Operating costs and expenses:
Selling general and administrative	16,069	19,998	315	(n)	36,382
Transportation	40,835	8,773	—		49,608
Taxes other than income taxes	2,719	691	—		3,410
Other	2,562	—	—		2,562

Operating income (loss)	91,196	15,921	(8,071)		99,046

Other income (expense):
Interest expense	(3,474)	(7)	(16,032	)(l)	(19,513)
Interest income	1,849	202	—		2,051
Debt extinguishment costs	(347)	—	—		(347)
Realized gain (loss) on derivative instruments	(9,658)	—	—		(9,658)
Unrealized gain (loss) on derivative instruments	(3,937)	—	—		(3,937)
Other	(145)	315	—		170

Total other income (expense)	(15,712)	510	(16,032)		(31,234)

Net Income (loss) before income taxes	75,484	16,431	(24,103)		67,812
Income tax expense	401	—	—		401
Net income (loss)	$75,083	$16,431	$(24,103)		$67,411

Allocation of Net Income:
Net income applicable to Calumet	75,083				67,411
Minimum quarterly distribution to common unitholders	(22,095)				(25,880)
General partner’s incentive distribution rights	(14,102)				(10,339)
General partner’s interest in net income	(783)				(767)
Common unitholders’ share of income in excess of minimum quarterly distribution	(13,592)				(12,881)

Limited partners’ interest in net income	$24,511				$17,544

Basic and diluted net income per limited partner unit
Common	$2.18				$2.03
Subordinated	$1.88				$1.35
Weighted average number of limited partner units outstanding:
Common — basic	16,366				19,170
Subordinated — basic	13,066				13,066
Common — diluted	16,369				19,170
Subordinated — diluted	13,066				13,066

See accompanying notes to unaudited pro forma consolidated financial statements.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Basis of Presentation, the Offering and Other Transactions

The historical financial information as of September 30, 2007 is derived from the historical consolidated financial statements of Calumet and Penreco. The pro forma adjustments have been prepared as if the transactions described in these footnotes had taken place on September 30, 2007, in the case of the pro forma balance sheet or as of January 1, 2006, in the case of the pro forma statements of operations for the year ended December 31, 2006 and the nine months ended September 30, 2007.

The unaudited pro forma consolidated balance sheet reflects the following transactions:

•	the acquisition of Penreco for a total cash purchase price of $266.6 million;

•	the anticipated sale by Calumet of 2,800,000 common units to the public;

•	the payment of estimated underwriting commissions and other offering expenses of the anticipated public offering; and

•	the repayment by Calumet of its senior secured first lien term loan and its borrowings under its senior secured revolving credit facility; and the borrowing of $275.0 million pursuant to a new senior secured first lien term loan it will enter into at the time of the closing of the Penreco acquisition.

The unaudited pro forma consolidated statement of operations reflects the following transactions:

•	the acquisition of Penreco for a total cash purchase price of $266.6 million;

•	the anticipated sale by Calumet of 2,800,000 common units to the public;

•	the sale by Calumet of 3,300,000 common units to the public in its secondary offering;

•	the sale by Calumet of 7,304,985 common units to the public in its initial public offering;

•	the payment of estimated underwriting commissions and other offering expenses of all offerings; and

•	the repayment by Calumet of its senior secured first lien term loan and the borrowing of $275.0 million pursuant to a new senior secured first lien term loan it will enter into at the time of the closing of the Penreco acquisition.

Note 2.	Pro Forma Adjustments and Assumptions

(a) Reflects the net proceeds to Calumet of $97.9 million from the issuance and sale of 2,800,000 common units at a price of $36.98 per unit and after deducting underwriting discounts, commissions and after paying estimated offering and related transaction expenses of approximately $1.2 million.

(b) Reflects the contribution to Calumet by Calumet GP, LLC, its general partner, of $2.1 million to maintain its two percent general partner interest.

(c) Reflects the estimated aggregate purchase price for the acquisition of Penreco of $266.6 million. The aggregate purchase price includes estimates for the working capital adjustment to be paid at closing and estimated acquisition costs.

(d) Reflects the estimated proceeds, net of $8.2 million of issuance costs, of $275.0 million from borrowings from our new senior secured first lien term loan which will be used to finance the acquisition of Penreco and for general partnership purposes.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e) Reflects an adjustment to record Penreco’s inventory at fair value. The estimated fair value of Penreco’s inventory was $68.6 million at September 30, 2007 compared to a carrying value of $29.2 million resulting in a total increase to inventory of $39.4 million.

(f) Reflects an adjustment to record Penreco’s property, plant and equipment at fair value. The estimated fair value of acquired property, plant and equipment was $89.3 million at September 30, 2007 compared to a carrying value of $33.6 million resulting in a total increase to property, plant and equipment of $55.8 million.

(g) Reflects an adjustment to record intangible assets related to Penreco consisting of the following (in millions):

Customer relationships	$41.5
Patents	1.7
Supply/distributor agreements	32.6
Noncompete agreements	6.8

$82.6

(h) Reflects the goodwill arising from the transaction. Goodwill was determined as follows (in millions):

Estimated Penreco purchase price	$266.6
Fair value of liabilities assumed	42.0
Fair value of identifiable assets acquired	(287.3)

Goodwill arising from the transaction	$21.3

(i) Reflects a charge of $0.6 million to write-off deferred debt issuance costs related to the senior secured first lien term loan which was extinguished with the proceeds of our new senior secured first lien term loan to be entered into at the time of the closing of the Penreco acquisition.

(j) Reflects the change in current and long-term debt as set forth in the table below (in millions):

Amounts to be repaid:
Existing senior secured first lien term loan	$30.2
Existing revolver borrowings	$34.0

$64.2
Debt issuance:
Current portion of the new senior secured first lien term loan	2.7
Long term new senior secured first lien term loan, less current portion	272.3

$275.0
Adjustment to current debt:
Existing current portion	$(0.3)
Current portion of new senior secured first lien term loan	2.7

$2.4
Adjustment to long term debt:
Existing long term portion of senior secured first lien term loan	$(29.9)
Existing long term portion of revolver	$(34.0)
Long term portion of new term debt	272.3

$208.4

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k) Reflects elimination of Penreco’s historical equity balances.

(l) Reflects net change in interest expense as a result of entering into the new credit facilities and the repayment of borrowings under the existing facilities from the net proceeds of an anticipated public offering, our secondary offering, and our initial public offering. After the consummation of the transactions described in Note 1, the Partnership’s outstanding indebtedness on a pro forma basis as of September 30, 2007 will consist of (i) no outstanding borrowings and outstanding letters of credit of $66.3 million on the $225.0 million senior secured revolving credit facility, (ii) $275.0 million of borrowings under the new senior secured first lien term loan facility that bears interest at LIBOR plus 350 basis points, an assumed rate of 8.99%, and (iii) a $50 million letter of credit facility to support crack spread hedging that bears interest at an assumed rate of 3.50%. Should the actual interest rate increase or decrease by 100 basis points, pro forma interest expense would increase or decrease by $2.8 million and $2.1 million for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. The individual components of the net change in interest expense are as follows (in millions):

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2006	2007

Interest expense as reported by Calumet	$9.0	$3.5
Interest expense as reported by Penreco	0.1	—

Total interest expense	9.1	3.5

Removal of prior long-term debt interest expense due to initial public offering of Calumet	(1.7)	—
Pro forma interest expense after the initial public offering of Calumet	0.9	—

Adjustment to interest expense due to initial public offering of Calumet	(0.8)	—
Removal of prior long-term debt interest expense due to secondary offering of Calumet	(3.6)	—
Pro forma interest expense after the secondary offering of Calumet	2.2	—

Adjustment to interest expense due to secondary offering of Calumet	(1.4)	—
Removal of prior long-term debt interest expense due to repayment of senior secured first lien term loan	(4.7)	(3.4)
Pro forma interest expense associated with the new senior secured first lien term loan	26.1	19.4

Adjustment to interest expense due to new senior secured first lien term loan	21.4	16.0
Net adjustment	19.2	16.0

Pro forma as adjusted interest expense	$28.3	$19.5

(m) Reflects the eliminations of historical sales and purchase activity between Calumet and Penreco for year ended December 31, 2006 and the nine month period ended September 30, 2007.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n) Reflects the adjustments for the estimated additional depreciation expense resulting from recording Penreco’s fixed assets at their estimated fair value as described in note (f) of the Notes to Unaudited Pro Forma Consolidated Balance Sheet.

(o) Reflects the adjustments for amortization of the intangible assets described in note (g) of the Notes to the Unaudited Pro Forma Consolidated Balance Sheet.

(p) Reflects an adjustment to record Penreco’s pension benefits and other postretirement employee benefits’ plan assets and obligations at estimated fair values. The estimated fair values of Penreco’s plan assets and obligations were a $20.9 million obligation at September 30, 2007 compared to an asset of $13.2 million, resulting in a total increase to the net obligation of $7.7 million.

(q) Reflects adjustment to remove the amortization of prior service cost and actuarial gains and losses resulting from the adjustment of Penreco’s pension benefits and other postretirement employee benefits’ plan assets and obligations to their estimated fair value as described in Note (p) of the Notes to Unaudited Pro Forma Consolidated Balance Sheet.

(r) Reflects assets and liabilities not assumed in the acquisition of Penreco by Calumet.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(s) Certain reclassifications have been made in the historical Penreco financial statements to conform to Calumet’s financial statement presentation. These reclassifications have no impact on net income (loss) or partners’ capital.

	As of September 30, 2007
			Penreco
	As Reported	Reclassifications	Historical
	(In thousands of dollars)

Assets
Current assets:
Cash and cash equivalents	$—	$—	$—
Accounts receivable:
Trade accounts receivable, less allowance for doubtful accounts	41,280	64	41,344
Accounts receivable due from partner	64	(64)
Other accounts receivable	—		—

	41,344	—	41,344

Inventory	29,188	—	29,188
Derivative assets	—	—	—
Prepaid expenses and other current assets	—	1,065	1,065
Other current assets	1,196	(1,196)	—

Total current assets	71,728	(131)	71,597
Property, plant and equipment, net	35,245	131	35,376
Intangibles	—		—
Goodwill	—		—
Other asset	1,911	—	1,911

Total assets	$108,884	$—	$108,884

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable and accrued liabilities	$24,599	$(24,599)	$—
Accounts payable due to partner	8,931	(8,931)	—
Accounts payable	—	26,262	26,262
Accrued salaries, wages and benefits	—	4,292	4,292
Other taxes payable	—	583	583
Other current liabilities	—	2,393	2,393
Current portion of long-term debt	—	—	—
Derivative liabilities	—	—	—

Total current liabilities	33,530	—	33,530
Long-term debt, less current portion	—	—	—
Other noncurrent liabilities	—	68	68
Employee benefit obligations	68	(68)	—

Total liabilities	33,598	—	33,598

Commitments and contingencies
Total partners’ capital	75,286		75,286

Total liabilities and partners’ capital	$108,884	$—	$108,884

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2006
			Penreco
	As Reported	Reclassifications	Historical
	(In thousands of dollars)

Revenue	$432,191	$—	$432,191
Cost of sales	342,849	35,611	378,460

Gross profit	89,342	(35,611)	53,731
Operating costs and expenses:
Operating expenses	43,540	(43,540)	—
Selling, general and administrative expenses	23,808	(975)	22,833
Transportation	—	10,869	10,869
Taxes other than income taxes	—	975	975
Other	—	—	—
Depreciation and amortization	2,940	(2,940)	—

Total operating expenses	70,288	(35,611)	34,677
Gain/(loss) on sale of assets	(11)	11	—

Operating income (loss)	19,043	11	19,054
Other income (expense):
Interest expense	(139)	—	(139)
Interest income	—	149	149
Debt extinguishment costs	—	—	—
Realized gain (loss) on derivative instruments	—	—	—
Unrealized gain (loss) on derivative instruments	—	—	—
Other income, net	393	(160)	233

Total other income (expense)	254	(11)	243

Net income before income taxes	19,297	—	19,297

Income tax expense	—	—	—

Net income	$19,297	$—	$19,297

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months Ended September 30, 2007
			Penreco
	As Reported	Reclassifications	Historical
	(In thousands of dollars)

Revenue	$324,606	$—	$324,606
Cost of sales	258,205	21,018	279,223

Gross Profit	66,401	(21,018)	45,383
Operating costs and expenses:
Operating expenses	29,791	(29,791)	—
Selling, general and administrative expenses	18,517	1,481	19,998
Transportation	—	8,773	8,773
Taxes other than income taxes	—	691	691
Other	—	—	—
Depreciation and amortization	2,172	(2,172)	—
Gain on sale of assets	6	6	—

Total operating expenses	50,474	(21,012)	29,462
Operating income (loss)	15,927	(6)	15,921
Other income (expense):
Interest expense	(7)	—	(7)
Interest income	—	202	202
Debt extinguishment costs	—	—	—
Realized gain (loss) on derivative instruments	—	—	—
Unrealized gain (loss) on derivative instruments	—	—	—
Other income, net	511	(196)	315

Total other income	504	6	510

Net income before income taxes	16,431	—	16,431

Income tax expense	—	—	—

Net income	$16,431	$—	$16,431

Note 3.	Pro Forma Net Income (Loss) Per Unit

Pro forma net income (loss) per unit is determined by dividing the pro forma net income (loss) available to the common and subordinated unitholders, after deducting the general partner’s interest in the pro forma net income (loss), by the weighted average number of common and subordinated units expected to be outstanding at the closing of the offering. Our partnership agreement provides that, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.45 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. For purposes of the calculation of pro forma net income (loss per unit), we assumed that the minimum

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

quarterly distribution was made to all common unitholders for each quarter during the periods presented and that the number of units outstanding were 19,177,304 common and 13,066,000 subordinated. All units were assumed to have been outstanding since January 1, 2006. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net income (loss) per unit calculations includes the incentive distributions that would be made to the general partner based upon the pro forma available cash from operating surplus for the period.

PROSPECTUS

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
CALUMET FINANCE CORP.

Common Units

Debt Securities

We may offer, from time to time, in one or more series:

•	common units representing limited partnership interests in Calumet Specialty Products Partners, L.P.; and

•	debt securities, which may be either senior debt securities or subordinated debt securities.

Calumet Finance Corp. may act as co-issuer of the debt securities, and all other direct or indirect subsidiaries of Calumet Specialty Products Partners, L.P., other than “minor” subsidiaries as such item is interpreted in securities regulations governing financial reporting for guarantors, may guarantee the debt securities.

The securities we may offer:

•	will have a maximum aggregate offering price of $750,000,000.00;

•	will be offered at prices and on terms to be set forth in one or more accompanying prospectus supplements; and

•	may be offered separately or together, or in separate series.

Our common units are traded on the Nasdaq Global Market under the symbol “CLMT.” We will provide information in the prospectus supplement for the trading market, if any, for any debt securities we may offer.

This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities we will provide a prospectus supplement that will contain specific information about those securities and the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements.

Limited partnerships are inherently different than corporations. You should carefully consider each of the factors described under “Risk Factors” beginning on page 4 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 9, 2007

i

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ii

GUIDE TO READING THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, we may, from time to time, sell up to $750,000,000.00 of the securities described in this prospectus in one or more offerings. Each time we offer securities, we will provide you with this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering, including, in the case of debt securities, the specific terms of the securities.

That prospectus supplement may include additional risk factors or other special considerations applicable to those securities and may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

Throughout this prospectus, when we use the terms “we,” “us,” or “Calumet,” we are referring either to Calumet Specialty Products Partners, L.P., the registrant itself, or to Calumet Specialty Products Partners, L.P. and its operating subsidiaries collectively, as the context requires.

WHERE YOU CAN FIND MORE INFORMATION

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

Any information filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus, and that is deemed “filed,” with the SEC will be incorporated by reference and automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2006;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2007 and June 30, 2007;

•	Our current reports on Form 8-K filed on September 5, 2007, October 22, 2007 and November 6, 2007; and

•	The description of our common units contained in our registration statement on Form 8-A filed on January 18, 2006 and any subsequent amendment thereto filed for the purpose of updating such description.

In addition, all documents filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement, and that is deemed “filed” with the SEC, shall be deemed to be incorporated by reference into this prospectus.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Jennifer Straumins
2780 Waterfront Pkwy E. Drive
Suite 200
Indianapolis, Indiana 46214
(317) 328-5660

Additionally, you may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

We also make available free of charge on our internet website at http://www.calumetspecialty.com our annual reports on Form 10-K and our quarterly reports on Form 10-Q, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Although we believe our forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to numerous assumptions, uncertainties and risks that may cause future results to be materially different from the results stated or implied in this document.

Specific factors could cause our actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the overall demand for specialty hydrocarbon products, fuels and other refined products;

•	our ability to produce specialty products and fuels that meet our customers’ unique and precise specifications;

•	the results of our hedging activities;

•	the availability of, and our ability to consummate, acquisition or combination opportunities;

•	our access to capital to fund expansions or acquisitions and our ability to obtain debt or equity financing on satisfactory terms;

•	successful integration and future performance of acquired assets or businesses;

•	environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves;

•	maintenance of our credit rating and ability to receive open credit from our suppliers;

•	demand for various grades of crude oil and resulting changes in pricing conditions;

•	fluctuations in refinery capacity;

•	the effects of competition;

•	continued creditworthiness of, and performance by, counterparties;

•	the impact of crude oil price fluctuations;

•	the impact of current and future laws, rulings and governmental regulations;

•	shortages or cost increases of power supplies, natural gas, materials or labor;

•	weather interference with business operations or project construction;

•	fluctuations in the debt and equity markets; and

•	general economic, market or business conditions.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described elsewhere in “Risk Factors.” Other unknown or unpredictable factors also could have material adverse effects on our future results. You should not put undue reliance on any forward-looking statements. All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. We undertake no duty to update our forward-looking statements.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

Overview

We are a leading independent producer of high-quality, specialty hydrocarbon products in North America. Our business is organized into two segments: specialty products and fuel products. In our specialty products segment, we process crude oil into a wide variety of customized lubricating oils, solvents and waxes. Our specialty products are sold to domestic and international customers who purchase them primarily as raw material components for basic industrial, consumer and automotive goods. In our fuel products segment, we process crude oil into a variety of fuel and fuel-related products including unleaded gasoline, diesel and jet fuel. In connection with our production of specialty products and fuel products, we also produce asphalt and a limited number of other by-products.

Our operating assets consist of our:

Princeton Refinery.  Our Princeton refinery, located in northwest Louisiana and acquired in 1990, produces specialty lubricating oils, including process oils, base oils, transformer oils and refrigeration oils that are used in a variety of industrial and automotive applications. The Princeton refinery has aggregate crude oil throughput capacity of approximately 10,000 barrels per day (bpd).

Cotton Valley Refinery.  Our Cotton Valley refinery, located in northwest Louisiana and acquired in 1995, produces specialty solvents that are used principally in the manufacture of paints, cleaners and automotive products. The Cotton Valley refinery has aggregate crude oil throughput capacity of approximately 13,500 bpd.

Shreveport Refinery.  Our Shreveport refinery, located in northwest Louisiana and acquired in 2001, produces specialty lubricating oils and waxes, as well as fuel products such as gasoline, diesel and jet fuel. The Shreveport refinery currently has aggregate crude oil throughput capacity of approximately 42,000 bpd. We have commenced a major expansion project at our Shreveport refinery to increase its throughput capacity and its production of specialty products. The expansion project involves several of the refinery’s operating units and is estimated to result in a crude oil throughput capacity increase of approximately 15,000 bpd, bringing total crude oil throughput capacity of the refinery to approximately 57,000 bpd. The expansion is expected to be completed and fully operational in the fourth quarter of 2007.

Distribution and Logistics Assets.  We own and operate a terminal in Burnham, Illinois with a storage capacity of approximately 150,000 barrels that facilitates the distribution of product in the Upper Midwest and East Coast regions of the United States and in Canada. In addition, we lease approximately 1,200 rail cars to receive crude oil or distribute our products throughout the United States and Canada. We also have approximately 4.5 million barrels of aggregate finished product storage capacity at our refineries.

Partnership Structure and Management

Calumet GP, LLC is our general partner and has sole responsibility for conducting our business and managing our operations. Calumet Finance Corp., our wholly-owned subsidiary, has no material assets or any liabilities other than as a co-issuer of our debt securities. Its activities will be limited to co-issuing our debt securities and engaging in other activities incidental thereto.

Our principal executive office is located at 2780 Waterfront Pkwy E. Drive, Suite 200, Indianapolis, Indiana 46214. Our telephone number is (317) 328-5660. Our common units are traded on the Nasdaq Global Market under the symbol “CLMT.”

RISK FACTORS

Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. The following risks could materially and adversely affect our business, financial condition or results of operations. In that case, the amount of the distributions on our common units could be materially and adversely affected, the trading price of our common units could decline.

Risks Related to Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

We may not have sufficient available cash from operations each quarter to enable us to pay the minimum quarterly distribution. Under the terms of our partnership agreement, we must pay expenses, including payments to our general partner, and set aside any cash reserve amounts before making a distribution to our unitholders. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which is primarily dependent upon our producing and selling quantities of fuel and specialty products, or refined products, at margins that are high enough to cover our fixed and variable expenses. Crude oil costs, fuel and specialty products prices and, accordingly, the cash we generate from operations, will fluctuate from quarter to quarter based on, among other things:

•	overall demand for specialty hydrocarbon products, fuel and other refined products;

•	the level of foreign and domestic production of crude oil and refined products;

•	our ability to produce fuel and specialty products that meet our customers’ unique and precise specifications;

•	the marketing of alternative and competing products;

•	the extent of government regulation;

•	results of our hedging activities; and

•	overall economic and local market conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make, including those for acquisitions, if any;

•	our debt service requirements;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions on distributions and on our ability to make working capital borrowings for distributions contained in our credit facilities; and

•	the amount of cash reserves established by our general partner for the proper conduct of our business.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.

Unitholders should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Refining margins are volatile, and a reduction in our refining margins will adversely affect the amount of cash we will have available for distribution to our unitholders.

Our financial results are primarily affected by the relationship, or margin, between our specialty products and fuel prices and the prices for crude oil and other feedstocks. The cost to acquire our feedstocks and the price at which we can ultimately sell our refined products depend upon numerous factors beyond our control. Historically, refining margins have been volatile, and they are likely to continue to be volatile in the future. A widely used benchmark in the fuel products industry to measure market values and margins is the “3/2/1 crack spread,” which represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of heating oil. The 3/2/1 crack spread averaged $3.04 per barrel between 1990 and 1999, $4.61 per barrel between 2000 and 2004, $10.63 per barrel in 2005, $8.68 per barrel in the first quarter of 2006, $15.75 per barrel in the second quarter of 2006, $10.92 per barrel in the third quarter of 2006 and $7.43 per barrel in the fourth quarter of 2006, $10.70 for the year ended December 31, 2006, $12.47 for the first quarter of 2007 and $24.30 for the second quarter of 2007. Our actual refinery margins vary from the Gulf Coast 3/2/1 crack spread due to the actual crude oil used and products produced, transportation costs, regional differences, and the timing of the purchase of the feedstock and sale of the refined products, but we use the Gulf Coast 3/2/1 crack spread as an indicator of the volatility and general levels of refining margins. Because refining margins are volatile, unitholders should not assume that our current margins will be sustained. If our refining margins fall, it will adversely affect the amount of cash we will have available for distribution to our unitholders.

The price at which we sell specialty products, fuel and other refined products is strongly influenced by the commodity price of crude oil. If crude oil prices increase, our operating margins will fall unless we are able to pass along these price increases to our customers. Increases in selling prices typically lag the rising cost of crude oil for specialty products. It is possible we may not be able to pass on all or any portion of the increased crude oil costs to our customers. In addition, we will not be able to completely eliminate our commodity risk through our hedging activities.

Because of the volatility of crude oil and refined products prices, our method of valuing our inventory may result in decreases in net income.

The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Because crude oil and refined products are essentially commodities, we have no control over the changing market value of these inventories. Because our inventory is valued at the lower of cost or market value, if the market value of our inventory were to decline to an amount less than our cost, we would record a write-down of inventory and a non-cash charge to cost of sales. In a period of decreasing crude oil or refined product prices, our inventory valuation methodology may result in decreases in net income.

The price volatility of fuel and utility services may result in decreases in our earnings, profitability and cash flows.

The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refinery and other operations affect our net income and cash flows. Fuel and utility prices are affected by factors outside of our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile.

For example, daily prices as reported on the New York Mercantile Exchange (“NYMEX”) ranged between $6.16 and $8.19 per million British thermal units, or MMBtu, in the first six months of 2007, $4.20 and $10.62 per MMBtu in 2006 and between $5.79 and $15.39 per MMBtu in 2005. Typically, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a material adverse effect on our results of operations. Fuel and utility costs constituted approximately 43.9%, 42.3% and 45.6% of our total operating expenses included in cost of sales for the period ended June 30, 2007 and for the years ended December 31, 2006 and 2005, respectively.

Our hedging activities may reduce our earnings, profitability and cash flows.

We are exposed to fluctuations in the price of crude oil, fuel products, natural gas and interest rates. We utilize derivative financial instruments related to the future price of crude oil, natural gas and fuel products with the intent of reducing volatility in our cash flows due to fluctuations in commodity prices. We are not able to enter into derivative financial instruments to reduce the volatility of the prices of the specialty hydrocarbon products we sell as there is no established derivative market for such products.

Prior to 2006, we had not designated all of our derivative instruments as hedges in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. According to SFAS 133, changes in the fair value of derivatives which have not been designated as hedges are to be recorded each period in earnings and reflected in unrealized gain (loss) on derivative instruments in the consolidated statements of operations. For the period ended June 30, 2007 and for the years ended December 31, 2006, 2005 and 2004, these unrealized gains (losses) were $(1.5) million, $12.3 million, $(27.6) million, and $(7.8) million, respectively. On April 1, 2006, we designated certain derivative contracts that hedge the purchase of crude oil and sale of fuel products as cash flow hedges to the extent they qualify for hedge accounting. Subsequent to April 1, 2006, we designated certain derivatives related to crude oil and natural gas purchases and fuel product sales, and interest payments as cash flow hedges at the time of their execution. For derivatives designated as cash flow hedges, the change in fair value of these derivatives is reflected in accumulated other comprehensive income in the consolidated balance sheets. A total fair value of $(36.9) million and $52.3 million of these derivatives is reflected in accumulated other comprehensive income on the consolidated balance sheets as of June 30, 2007 and December 31, 2006, respectively.

The extent of our commodity price exposure is related largely to the effectiveness and scope of our hedging activities. For example, the derivative instruments we utilize are based on posted market prices, which may differ significantly from the actual crude oil prices, natural gas prices or fuel products prices that we incur in our operations. Furthermore, we have a policy to enter into derivative transactions related to only a portion of the volume of our expected purchase and sales requirements and, as a result, we will continue to have direct commodity price exposure to the unhedged portion. Our actual future purchase and sales requirements may be significantly higher or lower than we estimate at the time we enter into derivative transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows. In addition, our hedging activities are subject to the risks that a counterparty may not perform its obligation under the applicable derivative instrument, the terms of the derivative instruments are imperfect, and our hedging policies and procedures are not properly followed. It is possible that the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved.

Our asset reconfiguration and enhancement initiatives, including the current expansion project at our Shreveport refinery, may not result in revenue or cash flow increases, may be subject to significant cost overruns and are subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our business, operating results, cash flows and financial condition.

We plan to grow our business in part through the reconfiguration and enhancement of our refinery assets. As a specific current example, we have commenced construction of an expansion project at our Shreveport refinery to increase throughput capacity and crude oil processing flexibility. This construction project and the construction of other additions or modifications to our existing refineries involve numerous regulatory, environmental, political, legal and economic uncertainties beyond our control, which could cause delays in construction or require the expenditure of significant amounts of capital, which we may finance with additional indebtedness or by issuing additional equity securities. As a result, these projects may not be completed at the budgeted cost, on schedule, or at all.

We currently anticipate that our expansion project at the Shreveport refinery will cost approximately $200.0 million. We may suffer significant delays to the expected completion date or significant additional cost overruns as a result of increases in construction costs, shortages of workers or materials, transportation constraints, adverse weather, regulatory and permitting challenges, unforeseen difficulties or labor issues. Thus, construction to expand our Shreveport refinery or construction of other additions or modifications to our existing refineries may occur over an extended period of time and we may not receive any material increases in revenues and cash flows until the project is completed, if at all. Until the Shreveport expansion project is put into commercial service and increases our cash flow from operations on a per unit basis, we will be able to issue only 3,233,000 additional common units without obtaining unitholder approval, thereby limiting our ability to raise additional capital through the sale of common units.

If our general financial condition deteriorates, we may be limited in our ability to issue letters of credit which may affect our ability to enter into hedging arrangements or to purchase crude oil.

We rely on our ability to issue letters of credit to enter into hedging arrangements in an effort to reduce our exposure to adverse fluctuations in the prices of crude oil, natural gas and crack spreads. We also rely on our ability to issue letters of credit to purchase crude oil for our refineries and enter into cash flow hedges of crude oil and natural gas purchases and fuel products sales. If, due to our financial condition or other reasons, we are limited in our ability to issue letters of credit or we are unable to issue letters of credit at all, we may be required to post substantial amounts of cash collateral to our hedging counterparties or crude oil suppliers in order to continue these activities, which would adversely affect our liquidity and our ability to distribute cash to our unitholders.

We depend on certain key crude oil gatherers for a significant portion of our supply of crude oil, and the loss of any of these key suppliers or a material decrease in the supply of crude oil generally available to our refineries could materially reduce our ability to make distributions to unitholders.

We purchase crude oil from major oil companies as well as from various gatherers and marketers in Texas and North Louisiana. For the six months ended June 30, 2007, subsidiaries of Plains and Shell Trading Company supplied us with approximately 59% and 11%, respectively, of our total crude oil supplies. Each of our refineries is dependent on one or both of these suppliers and the loss of these suppliers would adversely affect our financial results to the extent we were unable to find another supplier of this substantial amount of crude oil. We do not maintain long-term contracts with most of our suppliers.

To the extent that our suppliers reduce the volumes of crude oil that they supply us as a result of declining production or competition or otherwise, our revenues, net income and cash available for distribution would decline unless we were able to acquire comparable supplies of crude oil on comparable terms from other suppliers, which may not be possible in areas where the supplier that reduces its volumes is the primary supplier in the area. A material decrease in crude oil production from the fields that supply our refineries, as a result of depressed commodity prices, lack of drilling activity, natural production declines or otherwise, could result in a decline in the volume of crude oil we refine. Fluctuations in crude oil prices can greatly affect production rates and investments by third parties in the development of new oil reserves. Drilling activity generally decreases as crude oil prices decrease. We have no control over the level of drilling activity in the fields that supply our refineries, the amount of reserves underlying the wells in these fields, the rate at which production from a well will decline or the production decisions of producers, which are affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, geological considerations, governmental regulation and the availability and cost of capital.

We are dependent on certain third-party pipelines for transportation of crude oil and refined products, and if these pipelines become unavailable to us, our revenues and cash available for distribution could decline.

Our Shreveport refinery is interconnected to pipelines that supply most of its crude oil and ship most of its refined fuel products to customers, such as pipelines operated by subsidiaries of TEPPCO Partners, L.P. and Exxon Mobil. Since we do not own or operate any of these pipelines, their continuing operation is not within our control. If any of these third-party pipelines become unavailable to transport crude oil feedstock or our refined fuel products because of accidents, government regulation, terrorism or other events, our revenues, net income and cash available for distribution could decline.

Distributions to unitholders could be adversely affected by a decrease in the demand for our specialty products.

Changes in our customers’ products or processes may enable our customers to reduce consumption of the specialty products that we produce or make our specialty products unnecessary. Should a customer decide to use a different product due to price, performance or other considerations, we may not be able to supply a product that meets the customer’s new requirements. In addition, the demand for our customers’ end products could decrease, which would reduce their demand for our specialty products. Our specialty products customers are primarily in the industrial goods, consumer goods and automotive goods industries and we are therefore susceptible to changing demand patterns and products in those industries. Consequently, it is important that we develop and manufacture new products to replace the sales of products that mature and decline in use. If we are unable to manage successfully the maturation of our existing specialty products and the introduction of new specialty products our revenues, net income and cash available for distribution to unitholders could be reduced.

Distributions to unitholders could be adversely affected by a decrease in demand for fuel products in the markets we serve.

Any sustained decrease in demand for fuel products in the markets we serve could result in a significant reduction in our cash flows, reducing our ability to make distributions to unitholders. Factors that could lead to a decrease in market demand include:

•	a recession or other adverse economic condition that results in lower spending by consumers on gasoline, diesel, and travel;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of fuel products;

•	an increase in fuel economy or the increased use of alternative fuel sources;

•	an increase in the market price of crude oil that lead to higher refined product prices, which may reduce demand for fuel products;

•	competitor actions; and

•	availability of raw materials.

We could be subject to damages based on claims brought against us by our customers or lose customers as a result of the failure of our products to meet certain quality specifications.

Our specialty products provide precise performance attributes for our customers’ products. If a product fails to perform in a manner consistent with the detailed quality specifications required by the customer, the customer could seek replacement of the product or damages for costs incurred as a result of the product failing to perform as guaranteed. A successful claim or series of claims against us could result in a loss of one or more customers and reduce our ability to make distributions to unitholders.

We are subject to compliance with stringent environmental laws and regulations that may expose us to substantial costs and liabilities.

Our crude oil and specialty hydrocarbon refining and terminal operations are subject to stringent and complex federal, state and local environmental laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct regulated activities, the incurrence of significant capital expenditures to limit or prevent releases of materials from our refineries, terminal, and related facilities, and the incurrence of substantial costs and liabilities for pollution resulting both from our operations and from those of prior owners. Numerous governmental authorities, such as the EPA and state agencies, such as the LDEQ, have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. Failure to comply with environmental laws, regulations, permits and orders may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations.

We recently have entered into discussions on a voluntary basis with the LDEQ regarding our participation in that agency’s “Small Refinery and Single Site Refinery Initiative.” We are only in the beginning stages of discussion with the LDEQ and, consequently, while no specific compliance and enforcement expenditures have been requested as a result of our discussions, we anticipate that we will ultimately be required to make emissions reductions requiring capital investments between an aggregate of $1.0 million and $3.0 million over a three to five year period at the Company’s three Louisiana refineries.

Our business subjects us to the inherent risk of incurring significant environmental liabilities in the operation of our refineries and related facilities.

There is inherent risk of incurring significant environmental costs and liabilities in the operation of our refineries, terminal, and related facilities due to our handling of petroleum hydrocarbons and wastes, air emissions and water discharges related to our operations, and historical operations and waste disposal practices by prior owners. We currently own or operate properties that for many years have been used for industrial activities, including refining or terminal storage operations. Petroleum hydrocarbons or wastes have been released on or under the properties owned or operated by us. Joint and several strict liability may be incurred in connection with such releases of petroleum hydrocarbons and wastes on, under or from our properties and facilities. Private parties, including the owners of properties adjacent to our operations and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. We may not be able to recover some or any of these costs from insurance or other sources of indemnity.

Increasingly stringent environmental laws and regulations, unanticipated remediation obligations or emissions control expenditures and claims for penalties or damages could result in substantial costs and liabilities, and our ability to make distributions to our unitholders could suffer as a result. Neither the owners of our general partner nor their affiliates have indemnified us for any environmental liabilities, including those arising from non-compliance or pollution, that may be discovered at, or arise from operations on, the assets they contributed to us in connection with the closing of our initial public offering. As such, we can expect no economic assistance from any of them in the event that we are required to make expenditures to investigate or remediate any petroleum hydrocarbons, wastes or other materials.

We are exposed to trade credit risk in the ordinary course of our business activities.

We are exposed to risks of loss in the event of nonperformance by our customers and by counterparties of our forward contracts, options and swap agreements. Some of our customers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with other parties. Any increase in the nonpayment or nonperformance by our customers and/or counterparties could reduce our ability to make distributions to our unitholders.

If we do not make acquisitions on economically acceptable terms, our future growth will be limited.

Our ability to grow depends on our ability to make acquisitions that result in an increase in the cash generated from operations per unit. If we are unable to make these accretive acquisitions either because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms, or (3) outbid by competitors, then our future growth and ability to increase distributions will be limited. Furthermore, any acquisition involves potential risks, including, among other things:

•	performance from the acquired assets and businesses that is below the forecasts we used in evaluating the acquisition;

•	a significant increase in our indebtedness and working capital requirements;

•	an inability to timely and effectively integrate the operations of recently acquired businesses or assets, particularly those in new geographic areas or in new lines of business;

•	the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets;

•	the diversion of management’s attention from other business concerns; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and our unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of our funds and other resources.

Our refineries and terminal operations face operating hazards, and the potential limits on insurance coverage could expose us to potentially significant liability costs.

Our activities are conducted at three refineries in northwest Louisiana and a terminal in Illinois. These facilities are our principal operating assets. Our operations are subject to significant interruption, and our cash from operations could decline if any of our facilities experiences a major accident or fire, is damaged by severe weather or other natural disaster, or otherwise is forced to curtail its operations or shut down. These hazards could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations.

We are not fully insured against all risks incident to our business. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. Our business interruption insurance will not apply unless a business interruption exceeds 90 days. We are not insured for environmental accidents. If we were to incur a significant liability for which we were not fully insured, it could diminish our ability to make distributions to unitholders.

Downtime for maintenance at our refineries will reduce our revenues and cash available for distribution.

Our refineries consist of many processing units, a number of which have been in operation for a long time. One or more of the units may require additional unscheduled downtime for unanticipated maintenance or repairs that are more frequent than our scheduled turnaround for each unit every one to five years. Scheduled and unscheduled maintenance reduce our revenues during the period of time that our units are not operating and could reduce our ability to make distributions to our unitholders.

We are subject to strict regulations at many of our facilities regarding employee safety, and failure to comply with these regulations could reduce our ability to make distributions to our unitholders.

The workplaces associated with the refineries we operate are subject to the requirements of the federal OSHA and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local government authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances could reduce our ability to make distributions to our unitholders if we are subjected to fines or significant compliance costs.

We face substantial competition from other refining companies.

The refining industry is highly competitive. Our competitors include large, integrated, major or independent oil companies that, because of their more diverse operations, larger refineries and stronger capitalization, may be better positioned than we are to withstand volatile industry conditions, including shortages or excesses of crude oil or refined products or intense price competition at the wholesale level. If we are unable to compete effectively, we may lose existing customers or fail to acquire new customers. For example, if a competitor attempts to increase market share by reducing prices, our operating results and cash available for distribution to our unitholders could be reduced.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

We had total outstanding debt of $52.8 million as of June 30, 2007. We continue to have the ability to incur additional debt, including the ability to borrow up to $225.0 million under our senior secured revolving credit facility, subject to borrowing base limitations in the credit agreement. Our level of indebtedness could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	covenants contained in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our credit agreements contain operating and financial restrictions that may restrict our business and financing activities.

The operating and financial restrictions and covenants in our credit agreements and any future financing agreements could restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit agreements restrict our ability to:

•	incur indebtedness;

•	grant liens;

•	make certain acquisitions and investments;

•	make capital expenditures above specified amounts;

•	redeem or prepay other debt or make other restricted payments;

•	enter into transactions with affiliates;

•	enter into a merger, consolidation or sale of assets; and

•	cease our crack spread hedging program.

Our ability to comply with the covenants and restrictions contained in our credit agreements may be affected by events beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit agreements, a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions may be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit agreements are secured by substantially all of our assets, and if we are unable to repay our indebtedness under our credit agreements, the lenders could seek to foreclose on our assets.

An increase in interest rates will cause our debt service obligations to increase.

Borrowings under our revolving credit facility bear interest at a floating rate (8.25% as of June 30, 2007). Borrowings under our term loan facility bear interest at a floating rate (8.86% as of June 30, 2007). The rates are subject to adjustment based on fluctuations in the London Interbank Offered Rate (“LIBOR”) or prime rate. An increase in the interest rates associated with our floating-rate debt would increase our debt service costs and affect our results of operations and cash flow available for distribution to our unitholders. In addition, an increase in our interest rates could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.

Our business and operations could be adversely affected by terrorist attacks.

Since the September 11th terrorist attacks, the U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. The continued threat of terrorism and the impact of military and other actions will likely lead to increased volatility in prices for natural gas and oil and could affect the markets for our products. These developments have subjected our operations to increased risk and, depending on their ultimate magnitude, could have a material adverse affect on our business. We do not carry any terrorism risk insurance.

Due to our lack of asset and geographic diversification, adverse developments in our operating areas would reduce our ability to make distributions to our unitholders.

We rely exclusively on sales generated from products processed from the refineries we own. Furthermore, almost all of our assets and operations are located in northwest Louisiana. Due to our lack of diversification in asset type and location, an adverse development in these businesses or areas, including adverse developments due to catastrophic events or weather, decreased supply of crude oil feedstocks and/or decreased demand for refined petroleum products, would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets and in diverse locations.

We depend on key personnel for the success of our business and the loss of those persons could adversely affect our business and our ability to make distributions to our unitholders.

The loss of the services of any member of senior management or key employee could have an adverse effect on our business and reduce our ability to make distributions to our unitholders. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or other key employees if their services were no longer available. Except with respect to Mr. Grube, neither we, our general partner nor any affiliate thereof has entered into an employment agreement with any member of our senior management team or other key personnel. Furthermore, we do not maintain any key-man life insurance.

We depend on unionized labor for the operation of our refineries. Any work stoppages or labor disturbances at these facilities could disrupt our business.

Substantially all of our operating personnel at our Princeton, Cotton Valley and Shreveport refineries are employed under collective bargaining agreements that expire in October 2008, March 2010 and April 2010, respectively. Our inability to renegotiate these agreements as they expire, any work stoppages or other labor disturbances at these facilities could have an adverse effect on our business and reduce our ability to make distributions to our unitholders. In addition, employees who are not currently represented by labor unions may seek union representation in the future, and any renegotiation of current collective bargaining agreements may result in terms that are less favorable to us.

The operating results for our fuels segment and the asphalt we produce and sell are seasonal and generally lower in the first and fourth quarters of the year.

The operating results for the fuel products segment and the selling prices of asphalt products we produce can be seasonal. Asphalt demand is generally lower in the first and fourth quarters of the year as compared to the second and third quarters due to the seasonality of road construction. Demand for gasoline is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic. In addition, our natural gas costs can be higher during the winter months. Our operating results for the first and fourth calendar quarters may be lower than those for the second and third calendar quarters of each year as a result of this seasonality.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately, or prevent fraud which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

Effective internal controls are necessary for us to provide reliable financial reports to prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including compliance with the obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things, annually to review and report on, and our independent registered public accounting firm annually to attest to, our internal control over financial reporting. Any failure to develop or maintain effective controls, or difficulties encountered in their implementation or other effective improvement of our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

Risks Inherent in an Investment in Us

The families of our chairman and chief executive officer and president, The Heritage Group and certain of their affiliates owned a 62.7% limited partner interest in us as of June 30, 2007 and own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to other unitholders’ detriment.

The families of our chairman and chief executive officer and president, the Heritage Group, and certain of their affiliates owned a 62.7% limited partner interest in us as of June 30, 2007. In addition, The Heritage Group and the families of our chairman and chief executive officer and president own our general partner. Conflicts of interest may arise between our general partner and its affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, the general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	our general partner is allowed to take into account the interests of parties other than us, such as its affiliates, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner has limited its liability and reduced its fiduciary duties under our partnership agreement and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash that is distributed to unitholders;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or a capital expenditure for acquisitions or capital improvements, which does not. This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units;

•	our general partner has the flexibility to cause us to enter into a broad variety of derivative transactions covering different time periods, the net cash receipts from which will increase operating surplus and adjusted operating surplus, with the result that our general partner may be able to shift the recognition of operating surplus and adjusted operating surplus between periods to increase the distributions it and its affiliates receive on their subordinated units and incentive distribution rights or to accelerate the expiration of the subordination period; and

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

The Heritage Group and certain of its affiliates may engage in limited competition with us.

Pursuant to the omnibus agreement we entered into in connection with our initial public offering, The Heritage Group and its controlled affiliates have agreed not to engage in, whether by acquisition or otherwise, the business of refining or marketing specialty lubricating oils, solvents and wax products as well as gasoline, diesel and jet fuel products in the continental United States (“restricted business”) for so long as it controls us. This restriction does not apply to certain assets and businesses, which are:

•	any business owned or operated by The Heritage Group or any of its affliliates at the closing of our initial public offering;

•	the refining and marketing of asphalt and asphalt-related products and related product development activities;

•	the refining and marketing of other products that do not produce “qualifying income” as defined in the Internal Revenue Code;

•	the purchase and ownership of up to 9.9% of any class of securities of any entity engaged in any restricted business;

•	any restricted business acquired or constructed that The Heritage Group or any of its affiliates acquires or constructs that has a fair market value or construction cost, as applicable, of less than $5.0 million;

•	any restricted business acquired or constructed that has a fair market value or construction cost, as applicable, of $5.0 million or more if we have been offered the opportunity to purchase it for fair market value or construction cost and we decline to do so with the concurrence of the conflicts committee of the board of directors of our general partner; and

•	any business conducted by The Heritage Group with the approval of the conflicts committee of the board of directors of our general partner.

Although Mr. Grube is prohibited from competing with us pursuant to the terms of his employment agreement, the owners of our general partner, other than The Heritage Group, are not prohibited from competing with us.

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

•	Permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of our partnership or amendment to our partnership agreement;

•	Provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	Generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	Provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Unitholders have limited voting rights and are not entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors, and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by the members of our general partner. Furthermore, if the unitholders were dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

The unitholders are unable initially to remove the general partner without its consent because the general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. The owners of our general partner and certain of their affiliates own 64.0% of our common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner during the subordination period because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

Our partnership agreement restricts the voting rights of those unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and thereby control the decisions taken by the board of directors.

We do not have our own officers and employees and rely solely on the officers and employees of our general partner and its affiliates to manage our business and affairs.

We do not have our own officers and employees and rely solely on the officers and employees of our general partner and its affiliates to manage our business and affairs. We can provide no assurance that our general partner will continue to provide us the officers and employees that are necessary for the conduct of our business nor that such provision will be on terms that are acceptable to us. If our general partner fails to provide us with adequate personnel, our operations could be adversely impacted and our cash available for distribution to unitholders could be reduced.

We may issue additional common units without unitholder approval, which would dilute our current unitholders’ existing ownership interests.

During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 3,233,000 additional common units until the completion of the Shreveport refinery expansion project. If, upon completion, this project increases cash flow from operations per unit, our general partner may cause us to issue up to 6,533,000 of additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances described in our partnership agreement.

The issuance of additional common units or other equity securities of equal or senior rank to the common units will have the following effects:

•	our unitholders’ proportionate ownership interest in us may decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished;

•	the market price of the common units may decline; and

•	the ratio of taxable income to distributions may increase.

After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Our general partner’s determination of the level of cash reserves may reduce the amount of available cash for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it establishes are necessary to fund our future operating expenditures. In addition, our partnership agreement also permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These reserves will affect the amount of cash available for distribution to unitholders.

Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to unitholders.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. Any such reimbursement will be determined by our general partner and will reduce the cash available for distribution to unitholders. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us.

Our general partner has a limited call right that may require unitholders to sell their units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the issued and outstanding common units, our general partner will have the right, but not the obligation, which right it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, unitholders may be required to sell their common units to our general partner, its affiliates or us at an undesirable time or price and may not receive any return on their investment. Unitholders may also incur a tax liability upon a sale of their common units. Our general partner and its affiliates owned approximately 35.2% of the common units as of June 30, 2007. At the end of the subordination period, assuming no additional issuances of common units, our general partner and its affiliates will own approximately 64.0% of the common units.

Unitholder liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. Unitholders could be liable for any and all of our obligations as if they were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	unitholders’ right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, which we call the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Purchasers of units who become limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser of the units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Our common units have a limited trading history compared to other units representing limited partner interests.

Our common units are traded publicly on the NASDAQ Global Market under the symbol “CLMT.” However, our common units have a limited trading history compared to many other units representing limited partner interests quoted on the NASDAQ. The price of our common units may continue to be volatile.

The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	changes in commodity prices or refining margins;

•	loss of a large customer;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Risks Related to Debt Securities

We have a holding company structure in which our subsidiaries own substantially all of our operating assets.

We are a holding company, and our subsidiaries own substantially all of our operating assets. We have no significant assets other than the membership interests and the other equity interests in our subsidiaries. As a result, our ability to make required payments on our debt securities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, our existing credit facility and applicable state limited liability company partnership and corporation laws and other laws and regulations. If we are unable to obtain the funds necessary to pay the principal amount at the maturity of our debt securities, or to repurchase our debt securities upon an occurrence of a change in control, we may be required to adopt one or more alternatives, such as a refinancing of our debt securities. We cannot assure you that we would be able to refinance our debt securities.

We do not have the same flexibility as other types of organizations to accumulate cash which may limit cash available to service our debt securities or to repay them at maturity.

Subject to the limitations on restricted payments contained in the indenture governing our debt securities and in our credit facility and other indebtedness, we distribute all of our “available cash” each quarter to our limited partners and our general partner. “Available cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter:

•	all cash on hand at the end of the quarter;

•	less the amount of cash that our general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters; and

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

As a result, we do not accumulate significant amounts of cash and thus do not have the same flexibility as corporations or other entities that do not pay dividends or have complete flexibility regarding the amounts they will distribute to their equity holders. The timing and amount of our distributions could significantly reduce the cash available to pay the principal, premium (if any) and interest on our debt securities. The board of directors of our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating subsidiaries as it determines are necessary or appropriate.

Although our payment obligations to our unitholders will be subordinate to our payment obligations to holders of our debt securities, the value of our units will decrease in correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize.

The subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances, and a court may try to subordinate or void the subsidiary guarantees.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present saleable value of its assets was less than the amount that would be required to pay its probable liability, including contingent liabilities, on existing debts as they become absolute and mature; or

•	it could not pay its debts as they became due.

TAX RISKS TO COMMON UNITHOLDERS

In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe based upon our current operations that we are so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation personally as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, in response to certain recent developments, members of Congress are considering substantive changes to the definition of qualifying income under Internal Revenue Code section 7704(d) for the first time in twenty years. It is possible that these efforts could result in changes to the existing U.S. tax laws that affect publicly traded partnerships, including us. We are unable to predict whether any of these changes, or other proposals will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, beginning in 2008, we will be required to pay Texas franchise tax at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of such a tax on us by Texas and, if applicable, by any other state will reduce the cash available for distribution to you.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels will be adjusted to reflect the impact of that law on us.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees.”

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we take depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopted.

We have adopted certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

We have a subsidiary that is treated as a corporation for federal income tax purposes and subject to corporate-level income taxes.

We conduct all or a portion of our operations in which we market finished petroleum products to certain end-users through a subsidiary that is organized as a corporation. We may elect to conduct additional operations through this corporate subsidiary in the future. This corporate subsidiary is subject to corporate-level tax, which will reduce the cash available for distribution to us and, in turn, to our unitholders. If the IRS were to successfully assert that this corporation has more tax liability than we anticipate or legislation was enacted that increased the corporate tax rate, our cash available for distribution to our unitholders would be further reduced.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to federal income taxes, our common unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if unitholders do not live in any of those jurisdictions. Our common unitholders will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We own assets and/or do business in Arkansas, California, Connecticut, Florida, Georgia, Indiana, Illinois, Kentucky, Louisiana, Massachusetts, Mississippi, Missouri, New Jersey, New York, Ohio, South Carolina, Pennsylvania, Texas, Utah and Virginia. Each of these states, other than Texas and Florida, currently imposes a personal income tax, and all of these states impose an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or do business in additional states that impose a personal income tax. It is the responsibility of our common unitholders to file all United States federal, foreign, state and local tax returns.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities covered by this prospectus for general partnership purposes, which may include debt repayment, future acquisitions, capital expenditures and additions to working capital.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the Ratios of Earnings to Fixed Charges for us for the periods indicated. On January 31, 2006, we completed our initial public offering whereby we became successor to the business of Calumet Lubricant Co., Limited Partnership. As such, the years ended December 31, 2002, 2003, 2004, 2005 and 2006 reflect the financial results of Calumet Lubricants Co., Limited Partnership, our predecessor.

	Predecessor				Calumet Specialty Products
	Calumet Lubricants Co., Limited Partnership				Partners, L.P.
	Year Ended December 31,				Six Months Ended June 30,
	2002	2003	2004	2005	2006(1)	2007
	(Unaudited)

Earnings
Income (loss) from continuing operations	$5,470	$(4,939)	$8,281	$12,926	$95,768	$65,932
Fixed charges less capitalized interest	12,148	14,205	14,473	28,419	14,822	5,305

Earnings from continuing operations before fixed charges	$17,618	$9,266	$22,754	$41,345	$110,590	$71,237
Fixed charges
Interest expense, net of capitalized interest	$7,435	$9,493	$9,869	$22,961	$9,030	$2,128
Capitalized interest, net of amortization	—	—	302	178	1,938	2,201
Estimated interest within rental expense	4,713	4,712	4,604	5,458	5,792	3,177

Total fixed charges	$12,148	$14,205	$14,775	$28,597	$16,760	$7,506

Ratio of earnings to fixed charges	1.45	0.65	1.54	1.45	6.60	9.49

(1)	The information presented for the year ended December 31, 2006 contains results of the Predecessor for the period of January 1, 2006 through January 31, 2006.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations plus the following (a) fixed charges, (b) amortization of capitalized interest, (c) distributed income of equity investees, and (d) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized plus (a) amortized premiums, discounts and capitalized expenses related to indebtedness, (b) an estimate of the interest within rental expense, and (c) preference security dividend requirements of consolidated subsidiaries.

The earnings in 2003 were inadequate to cover fixed charges by $4.9 million.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.”

Our outstanding common units are listed on the Nasdaq Global Market under the symbol “CLMT.” Any additional common units we issue will also be listed on the Nasdaq Global Market.

Number of Units

As of June 30, 2007, we had outstanding 16,366,000 common units and 13,066,000 subordinated units. There is currently no established public trading market for our subordinated units.

Subordinated Units

Our subordinated units are a separate class of limited partner interests in our partnership, and the rights of holders of subordinated units to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of our common units. During the subordination period, our subordinated units will not be entitled to receive any distributions until our common units have received the minimum quarterly distribution plus any arrearages from prior quarters. The term of the subordination period is described under “Our Cash Distribution Policy and Restrictions on Distributions — Subordination Period.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Various matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and our limited partners. For any action that is to be approved at a meeting of unitholders, the holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Please read “— Meetings; Voting.”

Issuance of additional units of equal rank with the common units during the subordination period	Unit majority, with exceptions described under “— Issuance of Additional Securities.”

Issuance of units senior to the common units during the subordination period	Unit majority.

Issuance of units junior to the common units during the subordination period	No approval right.

Issuance of additional units after the subordination period	No approval right.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Continuation of the business of our partnership upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2015 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2015. Please read “— Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2015. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in 20 states. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to our partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 6,533,000 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a unit majority.

During the subordination period or thereafter, we may issue an unlimited number of common units without the approval of the unitholders as follows:

•	upon exercise of the underwriters’ option to purchase additional units;

•	upon conversion of the subordinated units;

•	under employee benefits plans;

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal or removal of our general partner;

•	upon conversion of units of equal rank with the common units into common units or other parity units under certain circumstances;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or an expansion capital improvement that increases cash flow from operations per unit on an estimated pro forma basis;

•	if the proceeds of the issuance are used to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement; or

•	in connection with the redemption of common units or other equity interests of equal rank with the common units from the net proceeds of an issuance of common units or parity units, but only if the redemption price equals the net proceeds per unit, before expenses, to us.

Until the time that our Shreveport refinery expansion project is put into commercial service, 3,300,000 of our common units will be deemed to constitute a portion of the up to 6,533,000 common units we are permitted to issue during the subordination period without obtaining unitholder approval and will reduce the number of additional common units we may issue in the future without obtaining unitholder approval accordingly. However, we anticipate that our Shreveport refinery expansion project will increase cash flow from operations per unit upon its completion. If this occurs, 3,300,000 of our common units we previously issued and that are used to pay for such expansion project will be added back to the number of additional common units we may issue in the future without unitholder approval.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. The general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. Otherwise, under our partnership agreement, the holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General.  Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments.  No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Currently, our general partner and its affiliates own approximately 64.0% of the outstanding units.

No Unitholder Approval.  Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating company nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the bullet points above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee in connection with a merger or consolidation approved in connection with our partnership agreement, or if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval.  Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described under “— No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, the transaction would not result in a material amendment to our partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the units to be issued do not exceed 20% of our outstanding units immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued as described above, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions — Cash Distributions — Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2015, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon

90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interest” and “— Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. Currently, our general partner and its affiliates own an aggregate of 64.0% of the outstanding units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest in our partnership to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in our partnership to another person prior to December 31, 2015 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2015, our general partner interest will be freely transferable.

Our general partner and its affiliates may, at any time, transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest of the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to December 31, 2015, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2015, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Calumet GP, LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which right may be assigned in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

Except as described under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Non-Citizen Transferees

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen transferee. A non-citizen transferee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen transferee does not have the right to vote his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner or any of their affiliates (other than persons acting on a fee-for-services basis); and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing our audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their transferees if an exemption from the registration requirements is not available. We have also agreed to include on any registration statement we file any partnership securities proposed to be sold by our general partner or its affiliates or their transferees. These registration rights continue for two years following any withdrawal or removal of Calumet GP, LLC as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Transfer Agent and Registrar

Duties.  Mellon Investor Services, LLC serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

General

Rationale for Our Cash Distribution Policy.  Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our available cash rather than retaining it. Because we are not subject to a partnership-level federal income tax, we have more cash to distribute to you than would be the case were we subject to partnership level federal income tax. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute available cash to our unitholders quarterly. Our determination of available cash takes into account the need to maintain certain cash reserves to preserve our distribution levels across seasonal and cyclical fluctuations in our business. During the subordination period, the common units have a priority over the subordinated units for the minimum quarterly distribution and, during the subordination period, the common units carry arrearage rights, which are similar to cumulative rights on preferred stock. If the minimum quarterly distribution is not paid, we must pay all arrearages in addition to the current minimum quarterly distribution before distributions are made on the subordinated units or the incentive distribution rights. We are a newly formed limited partnership and have not historically paid any cash distributions.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.  There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our distribution policy will be subject to restrictions on distributions under our new credit facilities. Specifically, our new credit facilities contain consolidated leverage and available liquidity tests that we must satisfy in order to make distributions to unitholders. Should we be unable to satisfy these restrictions under our new credit facilities, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•	Our board of directors will have the authority to establish reserves for the prudent conduct of our business or for future distributions to unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including increases in our general and administrative expense, principal and interest payments on our outstanding debt, tax expenses, working capital requirements, anticipated cash needs and seasonality. Please read “Risk Factors” for a discussion of these factors.

•	While our partnership agreement requires us to distribute our available cash, our partnership agreement may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without approval of the nonaffiliated common unitholders, but our partnership agreement can be amended with the approval of a majority of our outstanding common units after the subordination period has ended.

Our Cash Distribution Policy May Limit Our Ability to Grow.  Because we intend to distribute the majority of the cash generated from our business to our unitholders, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital.  We will distribute our available cash from operations to our unitholders. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and major expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, to the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payments of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may reduce the available cash that we have to distribute on each unit. We are able to issue additional units without the approval of our unitholders in a number of circumstances. Please read “The Partnership Agreement — Issuance of Additional Securities.” The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may reduce the available cash that we have to distribute to our unitholders.

Distributions of Available Cash

General.  Within 45 days after the end of each quarter, we will distribute our available cash to unitholders of record on the applicable record date.

Definition of Available Cash.  Available cash generally means, for any quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters.

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are generally borrowings that will be made under our revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution.  We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.45 per unit, or $1.80 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreements.

General Partner Interest and Incentive Distribution Rights.  As of the date of this offering, our general partner is entitled to 2% of all quarterly distributions since inception that we make prior to our liquidation. This general partner interest is represented by 600,653 general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.45 per unit. The maximum distribution of 50% includes distributions paid to our general partner on its 2% general partner interest, and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution of 50% does not include any distributions that our general partner may receive on units that it owns. Please read “— Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General.  All cash distributed to unitholders is characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus.  Operating surplus generally consists of:

•	our cash balance on the closing date of this offering; plus

•	$10.0 million (as described below); plus

•	as of our cash receipts after the closing of this offering, excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities and (3) sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures after the closing of this offering (including the repayment of working capital borrowings, but not the repayment of other borrowings) and maintenance capital expenditures; less

•	the amount of cash reserves established by our general partner for future operating expenditures.

Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. Expansion capital expenditures represent capital expenditures made to expand the existing operating capacity of our assets or to expand the operating capacity or revenues of existing or new assets, whether through construction or acquisition. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets are treated as operations and maintenance expenses as we incur them. Our partnership agreement provides that our general partner determines how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.

Capital Surplus.  Capital surplus consists of:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions.  We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $10.0 million. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General.  Our partnership agreement provides that, during the subordination period (which we define below and in Appendix A), the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.45 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the existence of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. All of the outstanding subordinated units are owned by affiliates of our general partner. Please read “Security Ownership of Certain Beneficial Owners and Management.”

Subordination Period.  The subordination period will extend until the first day of any quarter beginning after December 31, 2010 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distributions on such common units, subordinated units and general partner units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of minimum quarterly distributions on the common units.

Expiration of the Subordination Period.  When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Adjusted Operating Surplus.  Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.495 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.563 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.675 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

		Marginal Percentage
		Interest in
	Total Quarterly	Distributions
	Distribution		General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.45	98%	2%
First Target Distribution	up to $0.495	98%	2%
Second Target Distribution	above $0.495 up to $0.563	85%	15%
Third Target Distribution	above $0.563 up to $0.675	75%	25%
Thereafter	above $0.675	50%	50%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made.  We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus.  Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, the number of common units issuable during the subordination period without unitholder vote would double and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General.  If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain.  The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses.  If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to the general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts.  Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities will be:

•	our direct general obligations;

•	either senior debt securities or subordinated debt securities; and

•	issued under separate indentures among us and a trustee.

Calumet Specialty Products Partners, L.P. may issue debt securities in one or more series, and Calumet Finance Corp. may be a co-issuer of one or more series of debt securities. Calumet Finance Corp. was incorporated under the laws of the State of Delaware in August 2007, is wholly-owned by Calumet Specialty Products Partners, L.P., and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. When used in this section “Description of Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Calumet Specialty Products Partners, L.P. and Calumet Finance Corp., and the terms “Calumet Specialty Products Partners, L.P.” and “Calumet Finance” refer strictly to Calumet Specialty Products Partners, L.P. and Calumet Finance Corp., respectively.

If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. The trustee under each indenture (the “Trustee”) will be named in the applicable prospectus supplement. A form of each indenture is filed as an exhibit to the registration statement of which this prospectus is a part. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the indentures.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether Calumet Finance will be a co-issuer of the debt securities;

•	the guarantors of the debt securities, if any;

•	whether the debt securities are senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the assets, if any, that are pledged as security for the payment of the debt securities;

•	whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the prices at which we will issue the debt securities;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional events of default or covenants; and

•	any other terms of the debt securities.

We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and any other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. dollars.

Guarantees

If specified in the prospectus supplement respecting a series of debt securities, the subsidiaries of Calumet Specialty Products Partners, L.P. specified in the prospectus supplement will unconditionally guarantee to each holder and the Trustee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities of that series when and as the same become due and payable, whether at fixed maturity, upon redemption or repurchase, by declaration of acceleration or otherwise. If a series of debt securities is guaranteed, such series will be guaranteed by all subsidiaries other than “minor” subsidiaries as such term is interpreted in securities regulations governing financial reporting for guarantors. The prospectus supplement will describe any limitation on the maximum amount of any particular guarantee and the conditions under which guarantees may be released.

The guarantees will be general obligations of the guarantors. Guarantees of subordinated debt securities will be subordinated to the Senior Indebtedness of the guarantors on the same basis as the subordinated debt securities are subordinated to the Senior Indebtedness of Calumet Specialty Products Partners, L.P.

Consolidation, Merger or Asset Sale

Each indenture will, in general, allow us to consolidate or merge with or into another domestic entity. It will also allow each issuer to sell, lease, transfer or otherwise dispose of all or substantially all of its assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of the issuer’s responsibilities and liabilities under the indenture including the payment of all amounts due on the debt securities and performance of the issuer’s covenants in the indenture.

However, each indenture will impose certain requirements with respect to any consolidation or merger with or into an entity, or any sale, lease, transfer or other disposition of all or substantially all of an issuer’s assets, including:

•	the remaining or acquiring entity must be organized under the laws of the United States, any state or the District of Columbia; provided that Calumet Finance may not merge, amalgamate or consolidate with or into another entity other than a corporation satisfying such requirement for so long as Calumet Specialty Products Partners, L.P. is not a corporation;

•	the remaining or acquiring entity must assume the issuer’s obligations under the indenture; and

•	immediately after giving effect to the transaction, no Default or Event of Default (as defined under “— Events of Default and Remedies” below) may exist.

The remaining or acquiring entity will be substituted for the issuer in the indenture with the same effect as if it had been an original party to the indenture, and, except in the case of a lease of all or substantially all of its assets, the issuer will be relieved from any further obligations under the indenture.

No Protection in the Event of a Change of Control

Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of us or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of us.

Modification of Indentures

We may supplement or amend an indenture if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series issued under the indenture affected by the supplement or amendment consent to it. Further, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be supplemented or amended without the consent of each holder affected. Without the consent of each outstanding debt security affected, no modification of the indenture or waiver may:

•	reduce the principal amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any debt security;

•	reduce or waive the premium payable upon redemption or alter or waive the provisions with respect to the redemption of the debt securities (except as may be permitted in the case of a particular series of debt securities);

•	reduce the rate of or change the time for payment of interest on any debt security;

•	waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the debt securities (except a rescission of acceleration of the debt securities by the holders of at least a majority in aggregate principal amount of the debt securities and a waiver of the payment default that resulted from such acceleration);

•	except as otherwise permitted under the indenture, release any security that may have been granted with respect to the debt securities;

•	make any debt security payable in currency other than that stated in the debt securities;

•	in the case of any subordinated debt security, make any change in the subordination provisions that adversely affects the rights of any holder under those provisions;

•	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of debt securities to receive payments of principal of or premium, if any, or interest on the debt securities;

•	waive a redemption payment with respect to any debt security (except as may be permitted in the case of a particular series of debt securities);

•	except as otherwise permitted in the indenture, release any guarantor from its obligations under its guarantee or the indenture or change any guarantee in any manner that would adversely affect the rights of holders; or

•	make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

We may supplement or amend an indenture without the consent of any holders of the debt securities in certain circumstances, including:

•	to establish the form of terms of any series of debt securities;

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certified notes;

•	to provide for the assumption of an issuer’s or guarantor’s obligations to holders of debt securities in the case of a merger or consolidation or disposition of all or substantially all of such issuer’s or guarantor’s assets;

•	in the case of any subordinated debt security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any holder of Senior Indebtedness of Calumet Specialty Products Partners, L.P.;

•	to add or release guarantors pursuant to the terms of the indenture;

•	to make any changes that would provide any additional rights or benefits to the holders of debt securities or that do not, taken as a whole, adversely affect the rights under the indenture of any holder of debt securities;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

•	to evidence or provide for the acceptance of appointment under the indenture of a successor Trustee;

•	to add any additional Events of Default; or

•	to secure the debt securities and/or the guarantees.

Events of Default and Remedies

“Event of Default,” when used in an indenture, will mean any of the following with respect to the debt securities of any series:

•	failure to pay when due the principal of or any premium on any debt security of that series;

•	failure to pay, within 30 days of the due date, interest on any debt security of that series;

•	failure to pay when due any sinking fund payment with respect to any debt securities of that series;

•	failure on the part of the issuers to comply with the covenant described under “ — Consolidation, Merger or Asset Sale”;

•	failure to perform any other covenant in the indenture that continues for 60 days after written notice is given to the issuers;

•	certain events of bankruptcy, insolvency or reorganization of an issuer; or

•	any other Event of Default provided under the terms of the debt securities of that series.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium, if any, or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an Event of Default described in the sixth bullet point above occurs, the entire principal of, premium, if any, and accrued interest on, all debt securities then outstanding will be due and payable immediately, without any declaration or other act on the part of the Trustee or any holders. If any other Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of, and accrued interest on, all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority in the aggregate principal amount of the debt securities of that series can rescind the declaration.

Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable security or indemnity. If they provide this reasonable security or indemnification, the holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for that series of debt securities.

No Limit on Amount of Debt Securities

Neither indenture will limit the amount of debt securities that we may issue, unless we indicate otherwise in a prospectus supplement. Each indenture will allow us to issue debt securities of any series up to the aggregate principal amount that we authorize.

Registration of Notes

We will issue debt securities of a series only in registered form, without coupons, unless otherwise indicated in the prospectus supplement.

Minimum Denominations

Unless the prospectus supplement states otherwise, the debt securities will be issued only in principal amounts of $1,000 each or integral multiples of $1,000.

No Personal Liability

None of the past, present or future partners, incorporators, managers, members, directors, officers, employees, unitholders or stockholders of either issuer, the general partner of Calumet Specialty Products Partners, L.P. or any guarantor will have any liability for the obligations of the issuers or any guarantors under either indenture or the debt securities or for any claim based on such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under federal securities laws, however, and it is the view of the SEC that such a waiver is against public policy.

Payment and Transfer

The Trustee will initially act as paying agent and registrar under each indenture. The issuers may change the paying agent or registrar without prior notice to the holders of debt securities, and the issuers or any of their subsidiaries may act as paying agent or registrar.

If a holder of debt securities has given wire transfer instructions to the issuers, the issuers will make all payments on the debt securities in accordance with those instructions. All other payments on the debt securities will be made at the corporate trust office of the Trustee, unless the issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the debt security register.

The Trustee and any paying agent will repay to us upon request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment as general creditors.

Exchange, Registration and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for exchange or registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

We will not be required:

•	to issue, register the transfer of, or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or repurchase, or between a record date and the next succeeding interest payment date; or

•	to register the transfer of or exchange any debt security called for redemption or repurchase, except the unredeemed portion of any debt security we are redeeming or repurchasing in part.

Provisions Relating only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness

The subordinated debt securities will rank junior in right of payment to all of the Senior Indebtedness of Calumet Specialty Products Partners, L.P.. “Senior Indebtedness” will be defined in a supplemental indenture or authorizing resolutions respecting any issuance of a series of subordinated debt securities, and the definition will be set forth in the prospectus supplement.

Payment Blockages

The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our property is involved in any voluntary or involuntary liquidation or bankruptcy;

•	we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness of Calumet Specialty Products Partners, L.P. within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

•	any other default on any Senior Indebtedness of Calumet Specialty Products Partners, L.P. occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The subordinated indenture will not limit the amount of Senior Indebtedness that Calumet Specialty Products Partners, L.P. may incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York (“DTC”) This means that we will not issue certificates to each holder. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited- purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants’ accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book- entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

We will wire all payments on the global debt securities to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

It is DTC’s current practice, upon receipt of any payment on the global debt securities, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and in either event a successor depositary is not appointed by us within 90 days; or

•	an Event of Default occurs and DTC notifies the Trustee of its decision to exchange the global debt security for certificated debt securities.

Satisfaction and Discharge; Defeasance

Each indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series issued thereunder, when:

(a) either:

(1) all outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(2) all outstanding debt securities of that series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust cash in U.S. dollars, non-callable U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness of such debt securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit (in the case of debt securities that have been due and payable) or the stated maturity or redemption date;

(b) we have paid or caused to be paid all other sums payable by us under the indenture; and

(c) we have delivered an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The debt securities of a particular series will be subject to legal or covenant defeasance to the extent, and upon the terms and conditions, set forth in the prospectus supplement.

Governing Law

Each indenture and all of the debt securities will be governed by the laws of the State of New York.

The Trustee

We will enter into the indentures with a Trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other trustees chosen by us and appointed in a supplemental indenture for a particular series of debt securities. We may maintain a banking relationship in the ordinary course of business with our trustee and one or more of its affiliates.

Resignation or Removal of Trustee

If the Trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the Trustee must either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture.

The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series.

Limitations on Trustee if it is Our Creditor

Each indenture will contain certain limitations on the right of the Trustee, in the event that it becomes a creditor of an issuer or a guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Annual Trustee Report to Holders of Debt Securities

The Trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the Trustee’s eligibility to serve as such, the priority of the Trustee’s claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee

Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of the indenture, every application by us for action by the Trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

MATERIAL TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Calumet and our operating company.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the refining, transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 4% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating company for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our operating company will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

(a) Neither we nor the operating company has elected or will elect to be treated as a corporation;

(b) For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with crude oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Calumet will be treated as partners of Calumet for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Calumet for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Calumet.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Calumet for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals) or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party.

The passive loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all holders of partnership interests, including purchasers of common units in this offering, to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and if the asset disposed of was held for more than twelve months at the time of disposition, the maximum United States federal income tax rate for net capital gains of an individual is scheduled to remain at 15.0% for years 2008-2010 and then increase to 20% beginning January 1, 2011.

Section 754 Election.  We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we generally adopt as to property other than certain goodwill properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized book-tax disparity. If we elect a method other than the remedial method with respect to a goodwill property, Treasury Regulation Section 1.197-2(g)(3) generally requires that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible, which includes goodwill properties, should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. If we elect a method other than the remedial method with respect to a goodwill property, the common basis of such property is not amortizable. Please read “— Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized book-tax disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built — in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built — in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our partners holding interest in us prior to the offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Because our general partner may determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill immediately prior to this or any future offering, we may not be entitled to any amortization deductions with respect to any goodwill properties conveyed to us on formation or held by us at the time of any future offering. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us.

Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period.

A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Section 704(c) built-in gain of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is:

1.	a person that is not a United States person;

2.	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3.	a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Arkansas, California, Connecticut, Florida, Georgia, Indiana, Illinois, Kentucky, Louisiana, Massachusetts, Mississippi, Missouri, New Jersey, New York, Ohio, South Carolina, Pennsylvania, Texas, Utah and Virginia, and each of these states, other than Texas and Florida, impose a personal income tax on individuals as well as an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

TAX CONSEQUENCES OF OWNERSHIP OF DEBT SECURITIES

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth on the prospectus supplement relating to the offering of debt securities.

PLAN OF DISTRIBUTION

We may sell securities described in this prospectus and any accompanying prospectus supplement to one or more underwriters for public offering and sale, and we also may sell securities to investors directly or through one or more broker-dealers or agents.

We will prepare a prospectus supplement for each offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.

We will fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

If we use underwriters or dealers in the sale, they will acquire the securities for their own account and they may resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the securities at a level above that which might otherwise prevail in the open market.

We may sell the securities directly or through agents designated by us from time to time. We will name any agent involved in the offering and sale of the securities for which this prospectus is delivered, and disclose any commissions payable by us to the agent or the method by which the commissions can be determined, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act of 1933.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

LEGAL MATTERS

Vinson & Elkins L.L.P. will pass upon the validity of the securities offered in this registration statement. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

Ernst & Young, LLP, an independent registered public accounting firm, has audited the consolidated financial statements of Calumet Specialty Products Partners, L.P. and the consolidated balance sheet of Calumet GP, LLC included in our Current Report on Form 8-K dated November 6, 2007 for the year ended December 31, 2006 as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in this registration statement. Our consolidated financial statements are incorporated by reference, in reliance on Ernst & Young’s reports, given on their authority of said firm as experts in accounting and auditing.

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

2,800,000 Common Units
Calumet Specialty
Products Partners, L.P.
Representing Limited Partner
Interests

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

Merrill Lynch & Co.

Deutsche Bank Securities